FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2025

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco BBVA Argentina S.A.

TABLE OF CONTENTS

Item

1.	Banco BBVA Argentina S.A. reports consolidated second quarter earnings for fiscal year 2025.

2Q25 Conference Call Thursday, Aug 21st 12:00 p.m. Buenos Aires Time (11:00 a.m. EST) To participate click here to register BBVA Argentina August 20th, 2025 Buenos Aires, Argentina Earnings Release 2Q25 Improvement in net interest income Improvement in net interest incomethanks to greater commercial effortsthanks to greater commercial efforts NET INTEREST INCOME NET INTEREST INCOME Stable operating expenses Stable operating expenses, especially on , especially on administrative expenses administrative expenses OPERATING EXPENSES OPERATING EXPENSES EFFICIENCY RATIO* (%) EFFICIENCY RATIO* (%) 56.5 56.5% % in 2Q25in 2Q25 Loan loss allowances impacted by loan Loan loss allowances impacted by loan book growth which book growth which generates higher generates higher provisioningprovisioning 144.5 144.5 bnbn LOAN LOSS ALLOWANCES LOAN LOSS ALLOWANCES 1 1 3 3 2 2 591.8 591.8 bnbn FINANCIAL MARGIN FINANCIAL MARGIN 100.9 100.9bnbn 483.1 483.1bnbn Highlights Highlights 2Q25 Earnings Release 2Q25 Earnings Release Operating expenses: Personnel benefits + Administrative expenses + Depreciation & Amortization + Other operating expenses Operating expenses: Personnel benefits + Administrative expenses + Depreciation & Amortization + Other operating expenses Financial margin: Net income from financial instruments at FV through P&L + Net loss from write Financial margin: Net income from financial instruments at FV through P&L + Net loss from write--down of assets at amortized costdown of assets at amortized costand fair value through OCI + Foreign exchange and gold gainsand fair value through OCI + Foreign exchange and gold gains *Quarterly efficiency ratio *Quarterly efficiency ratio 2Q25 Net 2Q25 Net IncomeIncome Highlights 2Q25 & 1H25 Highlights 2Q25 & 1H25 2Q25 2Q25HighlightsHighlights Macroeconomic indicators June 30, 2025 Macroeconomic indicators June 30, 2025 YoY Inflation: 39.4% YoY Inflation: 39.4% QoQ Inflation: 6.0% QoQ Inflation: 6.0% Official FX A 3500: AR$ 1,194.08 (+11.1% QoQ, +30.9% YoY) Official FX A 3500: AR$ 1,194.08 (+11.1% QoQ, +30.9% YoY) TAMAR: 33% APR TAMAR: 33% APR ––38.4% APY 38.4% APY Net Income Net Income ((AR$ billionAR$ billion, , INFLATION ADJUSTED)INFLATION ADJUSTED) Operating Income Operating Income((AR$ billionAR$ billion, , INFLATION ADJUSTED)INFLATION ADJUSTED) ROA ROA(%, QUARTERLY ANNUALIZED)(%, QUARTERLY ANNUALIZED) (%, ACCUMULATED ANNUALIZED) (%, ACCUMULATED ANNUALIZED) 2Q24 2Q24 1Q25 1Q25 2Q25 2Q25 ROE ROE(%, QUARTERLY ANNUALIZED)(%, QUARTERLY ANNUALIZED) (%, ACCUMULATED ANNUALIZED) (%, ACCUMULATED ANNUALIZED) - -350 bps350 bps - -150 bps150 bps - -32%32% - -70%70% - -1.190 bps1.190 bps - -370 bps370 bps - -20.9% QoQ20.9% QoQ +11.4% YoY +11.4% YoY +3.1% QoQ +3.1% QoQ - -37.4% YoY37.4% YoY +42.3% QoQ +42.3% QoQ +149.5% YoY +149.5% YoY +7.5% QoQ +7.5% QoQ +1.1% YoY +1.1% YoY +20 bps QoQ +20 bps QoQ - -31%31% - -34%34% 1H25 1H25HighlightsHighlights NET INTEREST INCOME NET INTEREST INCOME Improvement in operating expenses, both Improvement in operating expenses, both personnel benefits and administrative personnel benefits and administrative expenses expenses OPERATING EXPENSES OPERATING EXPENSES EFFICIENCY RATIO* (%) EFFICIENCY RATIO* (%) 56.4 56.4% % in 2Q25in 2Q25 Loan loss allowances impacted by loan Loan loss allowances impacted by loan book growth which generates book growth which generates higher higher provisioningprovisioning 246.1 246.1bnbn LOAN LOSS ALLOWANCES LOAN LOSS ALLOWANCES 1 1 3 3 2 2 1.17 1.17tntn FINANCIAL MARGIN FINANCIAL MARGIN 228.6 228.6 bnbn 932.3 932.3 bnbn Operating expenses: Personnel benefits + Administrative expenses + Depreciation & Amortization + Other operating expenses Operating expenses: Personnel benefits + Administrative expenses + Depreciation & Amortization + Other operating expenses Financial margin: Net income from financial instruments at FV through P&L + Net loss from write Financial margin: Net income from financial instruments at FV through P&L + Net loss from write--down of assets at amortized costdown of assets at amortized costand fair value through OCI + Foreign exchange and gold gainsand fair value through OCI + Foreign exchange and gold gains *Quarterly efficiency ratio *Quarterly efficiency ratio **Adjusted NIM: (Quarterly Net Interest Income **Adjusted NIM: (Quarterly Net Interest Income --Net Monetary Position Results) / Average quarterly interest earning assets.Net Monetary Position Results) / Average quarterly interest earning assets. 2H25 Net 2H25 Net IncomeIncome - -48.2% YoY48.2% YoY - -11.2% YoY11.2% YoY +140.4% YoY +140.4% YoY - -5.8% YoY5.8% YoY Highlights Highlights 2Q25 Earnings Release 2Q25 Earnings Release Macroeconomic indicators June 30, 2025 Macroeconomic indicators June 30, 2025 YoY Inflation: 39.4% YoY Inflation: 39.4% QoQ Inflation: 6.0% QoQ Inflation: 6.0% Official FX A 3500: AR$ 1,194.08 (+11.1% QoQ, +30.9% YoY) Official FX A 3500: AR$ 1,194.08 (+11.1% QoQ, +30.9% YoY) TAMAR: 33% APR TAMAR: 33% APR ––38.4% APY 38.4% APY Highlights 2Q25 & 1H25 Highlights 2Q25 & 1H25 +10 bps QoQ +10 bps QoQ Lower interest income Lower interest income offset by positive offset by positive effect in monetary position resultseffect in monetary position resultsamid amid transitional year of macroeconomic transitional year of macroeconomic normalization normalization The Bank continues to show sustained growth capacity with The Bank continues to show sustained growth capacity with stable NIMs, even improving when the inflation loss effect is stable NIMs, even improving when the inflation loss effect is discounted. There has also been significant progress in the dollar discounted. There has also been significant progress in the dollar segment.segment. Adjusted NIM** Adjusted NIM** ( INFLATION ADJUSTED) ( INFLATION ADJUSTED) NIM Evolution NIM Evolution (INFLATION ADJUSTED) (INFLATION ADJUSTED) NPL & COVERAGE NPL & COVERAGE PRIVATE LOANS PRIVATE LOANS PRIVATE DEPOSITS PRIVATE DEPOSITS PRIVATE DEPOSITS MARKET SHARE* PRIVATE DEPOSITS MARKET SHARE* *Based on daily information from BCRA. Capital balance as of last day of every quarter *Based on daily information from BCRA. Capital balance as of last day of every quarter Savings account includes special saving accounts and Checking accounts include interest Savings account includes special saving accounts and Checking accounts include interest--bearing checking accounts.bearing checking accounts. (AR$ BILLION, INFLATION ADJUSTED) (AR$ BILLION, INFLATION ADJUSTED) Real growth with higher commercial activity Real growth with higher commercial activity (%, CONSOLIDATED, (%, CONSOLIDATED, INFLATION ADJUSTEDINFLATION ADJUSTED)) C Cost of Risk: Current period loan loss allowances / Total average loans. ost of Risk: Current period loan loss allowances / Total average loans. Total average loans calculated as the average between loans at prior period end, and total loans in Total average loans calculated as the average between loans at prior period end, and total loans in the current period.the current period. Source: Informe sobre bancos, BCRA, May 2025. Source: Informe sobre bancos, BCRA, May 2025. Higher market share in the quarter & year Higher market share in the quarter & year PRIVATE LOAN AND DEPOSITS MARKET SHARE % PRIVATE LOAN AND DEPOSITS MARKET SHARE % vs 2019 vs 2019 TOTAL GROSS LOANS / TOTAL DEPOSITS TOTAL GROSS LOANS / TOTAL DEPOSITS * RPC includes 100% of quarterly results * RPC includes 100% of quarterly results CAPITAL RATIO % CAPITAL RATIO % (AR$ BILLION, INFLATION ADJUSTED) (AR$ BILLION, INFLATION ADJUSTED) *Based on daily information from BCRA. Capital balance as of last day of every quarter. Consolidates PSA, *Based on daily information from BCRA. Capital balance as of last day of every quarter. Consolidates PSA, VWFS & Rombo.VWFS & Rombo. Retail: consumer, mortgages, credit cards, pledge and loans to personnel. Retail: consumer, mortgages, credit cards, pledge and loans to personnel. Commercial: discounted instruments, overdrafts, financial leases, financing and prefinancing of exports, Commercial: discounted instruments, overdrafts, financial leases, financing and prefinancing of exports, other loans.other loans. BBVA loans BBVA loans BBVA deposits BBVA deposits Highlights 2Q25 & 1H25 Highlights 2Q25 & 1H25 67% 67%85% 88%85% 88% 7.50% 9.15% 7.50% 9.15%9.64%9.64% 70% 48% 70% 48%49%49% TOTAL LIQUID ASSETS/ TOTAL DEPOSITS TOTAL LIQUID ASSETS/ TOTAL DEPOSITS 10.54% 11.26% 10.54% 11.26%11.61%11.61% PRIVATE LOANS MARKET SHARE* PRIVATE LOANS MARKET SHARE* +110% +110% +16% +16% +64% +64% +12% +12% +390 +390 bpsbps +250 +250 bpsbps System NPL System NPL 2.55% 2.55%**May25May25 BBVA loans BBVA loans BBVA deposits BBVA deposits 11,5% 11,5% 8% 8% RETAIL DIGITAL AND MOBILE ACTIVE CLIENTS RETAIL DIGITAL AND MOBILE ACTIVE CLIENTS (MILLIONS)(MILLIONS) Transformation Transformation RETAIL DIGITAL SALES RETAIL DIGITAL SALES (% OF TOTAL ACCUMULATED ANNUAL SALES, % OF TOTAL SALES (% OF TOTAL ACCUMULATED ANNUAL SALES, % OF TOTAL SALES YTD)YTD) NEW CUSTOMER ACQUISITION NEW CUSTOMER ACQUISITION THOUSANDS, % OF ACQUISITION THROUGH DIGITAL CHANNELS OVER THOUSANDS, % OF ACQUISITION THROUGH DIGITAL CHANNELS OVER TRADITIONAL ONESTRADITIONAL ONES ACTIVE CLIENTS ACTIVE CLIENTS IN THOUSANDS IN THOUSANDS Digital Digital AcquisitionAcquisition +100 +100 bpsbps 2Q24 2Q24 VS.VS.2Q252Q25 +11% YoY +11% YoY +7% YoY +7% YoY +5% +5% SMEs SMEs +13% YoY +13% YoY Highlights 2Q25 & 1H25 Highlights 2Q25 & 1H25 Digital sales: % of sales done through digital channels and ATM over total sales. PRV: Product Relative value for the Retail Digital sales: % of sales done through digital channels and ATM over total sales. PRV: Product Relative value for the Retail SegSegment, used as a proxy for economic value. Transactions (units) are weighted by a ment, used as a proxy for economic value. Transactions (units) are weighted by a simplified NPV calculated for each product category in order to weight their contribution to the digital sales. Figures have simplified NPV calculated for each product category in order to weight their contribution to the digital sales. Figures have beebeen restated in order to include credit card related financing solutions and FX.n restated in order to include credit card related financing solutions and FX. Active clients: holders of at least one active product. Subgroup of total clients that comply with the requirements of being Active clients: holders of at least one active product. Subgroup of total clients that comply with the requirements of being an an account holder with a positive business volume in the last three months. Does not include account holder with a positive business volume in the last three months. Does not include joint account. Excludes clients with arreas. SMEs includes entrepreneurs.joint account. Excludes clients with arreas. SMEs includes entrepreneurs. Digital customers: number of retail clients that have logged in any of the bank’s digital platforms at least once during each Digital customers: number of retail clients that have logged in any of the bank’s digital platforms at least once during eachofofthe last 3 months.the last 3 months. Mobile customers: number of retail clients that have logged in the bank’s mobile app at least once during each of the last 3 Mobile customers: number of retail clients that have logged in the bank’s mobile app at least once during each of the last 3momonths. It is a subnths. It is a sub--group of digital customers.group of digital customers. 2Q25 Earnings Release 2Q25 Earnings Release

Highlights 2Q25 & 1H25

BBVA

2Q25 Earnings Release

Net Income (AR$ billion, INFLATION ADJUSTED)

-31%
-32%
157
87
60
214
146
2Q24
1Q25
2Q25
2024
2025

Operating Income (AR$ billion, INFLATION ADJUSTED)

-34%
-70%
623
298
197
1.666
494
2Q24
1Q25
2Q25
2024
2025

ROA (%, QUARTERLY ANNUALIZED) (%, ACCUMULATED ANNUALIZED)

-350 bps
-150 bps
4,7%
2,0%
1,2%
3,0%
1,5%
2Q24
1Q25
2Q25
2024
2025

ROE (%, QUARTERLY ANNUALIZED) (%, ACCUMULATED ANNUALIZED)

-1.190 bps
-370 bps
19,5%
11,4%
7,6%
13,3%
9,6%
2Q24
1Q25
2Q25
2024
2025

2Q25 Highlights

86.515
17.936
-11.739
-26.748
-3.553
-42.931
-33.754
3.251
47.626
23.013
59.616
1Q25 Net Income
Net interest income
Net fee income
Financial Margin
Other operating income
Loan loss allowances
Operating expenses
Income from associates and joint ventures
Income from net monetary position
Income tax
2Q25 Net Income

1 **Improvement in net interest income** thanks to greater commercial efforts

NET INTEREST INCOME
591.8 bn
+3.1% QoQ
-37.4% YoY

FINANCIAL MARGIN
100.9 bn
-20.9% QoQ
+11.4% YoY

LOAN LOSS ALLOWANCES
144.5 bn
+42.3% QoQ
+149.5% YoY

3 **Stable operating expenses**, especially on administrative expenses

OPERATING EXPENSES
483.1 bn
+7.5% QoQ
+1.1% YoY

EFFICIENCY RATIO* (%)
56.5% in 2Q25
+20 bps QoQ

Highlights 2Q25 & 1H25

2Q25 Earnings Release

1H25 Highlights

213.842
-1.082.583
34.381
-28.933
-8.146
-143.753
57.363
6.118
1.050.537
47.305
146.131
1H24 Net Income
Net interest income
Net fee income
Financial Margin
Other operating income
Loan loss allowances
Operating expenses
Income from associates and joint ventures
Income from net monetary position
Income tax
2H25 Net Income

NET INTEREST INCOME
1.17 tn **-48.2% YoY**

FINANCIAL MARGIN
228.6 bn **-11.2% YoY**

LOAN LOSS ALLOWANCES
246.1 bn **+140.4% YoY**

OPERATING EXPENSES
932.3 bn **-5.8% YoY**

EFFICIENCY RATIO* (%)
56.4% in 2Q25 **+10 bps QoQ**

NIM Evolution
(INFLATION ADJUSTED)

47,8%
44,2%
21,8%
19,2%
21,7%
19,1%
3,4%
3,9%
5,4%
2Q24
1Q25
2Q25
NIM Total
NIM ARS
NIM USD

Adjusted NIM**
(INFLATION ADJUSTED)

50,00%
30,30%
19,20%
20,00%
19,20%
19,10%
13,34%
19,88%
14,15%
13,59%
12,81%
15,49%
4Q21
4Q22
4Q23
4Q24
1Q25
2Q25
NIM as reported
NIM net of Monetary position results

Highlights 2Q25 & 1H25

BBVA

PRIVATE LOANS
(AR$ BILLION, INFLATION ADJUSTED)

Real growth with higher commercial activity

+110%
+16%
5.396
9.772
11.309
54%
57%
58%
46%
43%
42%
2Q24
1Q25
2Q25
Commercial
Retail

PRIVATE DEPOSITS
(AR$ BILLION, INFLATION ADJUSTED)

Higher market share in the quarter & year

+64%
+12%
7.847
11.508
12.891
5%
8%
3%
29%
31%
38%
43%
42%
42%
22%
18%
17%
2Q24
1Q25
2Q25
Other
Investment accounts
Time Deposits
Savings Accounts*
Checking accounts

PRIVATE LOANS MARKET SHARE*

10.54%	11.26%	11.61%

PRIVATE DEPOSITS MARKET SHARE*

7.50%	9.15%	9.64%

TOTAL LIQUID ASSETS/ TOTAL DEPOSITS

70%	48%	49%

TOTAL GROSS LOANS / TOTAL DEPOSITS

67%	85%	88%

NPL & COVERAGE
(%, CONSOLIDATED, INFLATION ADJUSTED)

System NPL
2.55%* ***May25***

4,04%
2,43%
1,96%
2,28%
1,18%
1,38%
0,18%
0,14%
0,10%
2Q24
1Q25
2Q25
Commercial NPL
Retail NPL
Total NPL

4,72%
4,40%
5,44%
165,50%
164,32%
115,15%
2Q24
1Q25
2Q25
Coverage
CoR

Source: Informe sobre bancos, BCRA, May 2025.

PRIVATE LOAN AND DEPOSITS MARKET SHARE %

vs 2019
12,00%
10,00%
8,00%
6,00%
11,61%
+390 bps
9,64%
+250 bps
2019
2020
2021
2022
2023
2024
Jun-25
BBVA loans
BBVA deposits

CAPITAL RATIO %

20,80%
26,10%
32,80%
19,50%
21,50%
18,40%
11,5%
8%
2021
2022
2023
2024
1Q25
2Q25
Minimum Requirement
Additional buffer
Capital Ratio

** RPC includes 100% of quarterly results*

Highlights 2Q25 & 1H25

BBVA

2Q25 Earnings Release

Transformation

RETAIL DIGITAL AND MOBILE ACTIVE CLIENTS

(MILLIONS)

2,43
2,52
2,60
+7% YoY
+11% YoY
2,09
2,27
2,34
2Q24
1Q25
2Q25
Digital clients
Mobile clients

NEW CUSTOMER ACQUISITION

THOUSANDS, % OF ACQUISITION THROUGH DIGITAL CHANNELS OVER TRADITIONAL ONES

83,5%
86,3%
84,5%
170
228
209
2Q24
1Q25
2Q25
Total new clients
Digital client acquisition

Digital Acquisition

+100 bps

2Q24 vs. 2Q25

ACTIVE CLIENTS

IN THOUSANDS

+5%
3.589
3.742
3.771
1,0
0,9
0,9
157
180
178
3.431
3.561
3.592
2Q24
1Q25
2Q25
CIB
SMEs
Retail

SMEs +13% YoY

RETAIL DIGITAL SALES

(% OF TOTAL ACCUMULATED ANNUAL SALES, % OF TOTAL SALES YTD)

83,65%
92,49%
86,32%
92,51%
89,88%
94,87%
2Q24
1Q25
2Q25
PRV %
% Digital Sales (units)

Banco BBVA Argentina S.A. announces Second Quarter 2025 results

Buenos Aires, August 20, 2025 – Banco BBVA Argentina S.A (NYSE; BYMA; MAE: BBAR; LATIBEX: XBBAR) (“BBVA Argentina” or “BBVA” or “the Bank”) announced today its consolidated results for the second quarter (2Q25), ended on June 30, 2025. As of January 1, 2020, the Bank started to inform its inflation adjusted results pursuant to IAS 29 reporting. To facilitate comparison, figures of comparable quarters of 2024 and 2025 have been updated according to IAS 29 reporting to reflect the accumulated effect of inflation adjustment for each period up to June 30, 2025.

2Q25 & 1H25 Highlights

•	BBVA Argentina's inflation-adjusted net income in 2Q25 was $59.6 billion, 31.1% lower than the $86.5 billion reported on the first quarter of 2025 (1Q25), and 62.1% lower than the $157.4 billion reported on the second quarter of 2024 (2Q24). The 6 month accumulated net income for 2025 was $146.1 billion, 31.7% below the $213.8 billion reported in the same period of 2024.
•	In 2Q25, BBVA Argentina posted an inflation adjusted average return on assets (ROAA) of 1.2% versus 2.0% the prior quarter, and an inflation adjusted average return on equity (ROAE) of 7.6% versus 11.4% the prior quarter. The six-month accumulated ROA for 2025 was 1.5% versus 3.0% in 2024, while the ROE was 9.6% versus 13.3% in 2024.
•	The 2Q25 total NIM was 19.1% versus 19.2% in 1Q25. NIM in local currency was 21.7% and NIM in USD was 5.4%, the former remaining stable from 1Q25’s 21.8% and the latter improving significantly from 3.9% in the prior quarter.
•	In terms of activity, total consolidated financing to the private sector in 2Q25 totaled $11.3 trillion, increasing 15.7% in real terms compared to 1Q25, and 109.6% compared to 2Q24. In the quarter, the variation was driven by an overall growth in all lines, especially in prefinancing and financing of exports by 23.5%, in overdrafts by 34.6% and in other loans by 25.2%. BBVA’s consolidated market share of private sector loans reached 11.61% as of 2Q25, gaining 35 bps quarter-over-quarter (QoQ), and 107 bps year-over-year (YoY).
•	Total consolidated deposits in 2Q25 totaled $13.0 trillion, increasing 12.0% in real terms during the quarter, and 60.8% YoY. Quarterly increase was mainly explained by an increment in time deposits by 36.3%, and in savings accounts by 11.6%, the latter mainly due to deposits in foreign currency. The Bank’s consolidated market share of private deposits reached 9.64% as of 2Q25 increasing 49 bps QoQ and 214 bps YoY.
•	As of 2Q25, the non-performing loan ratio (NPL) reached 2.28%, with a 115.5% coverage ratio.
•	The quarterly efficiency ratio in 2Q25 was 56.5%, remaining relatively stable compared to 1Q25’s 56.3%.
•	As of 2Q25, BBVA Argentina reached a regulatory capital ratio of 18.4% (Tier 1: 18.4%), entailing a 123.9% excess over minimum regulatory requirement.
•	Total liquid assets represented 48.7% of the Bank’s total deposits as of 2Q25.

2Q25 Earnings Release	p.2

Message from the CFO

“The macroeconomic normalization process has continued in recent months. The sustained fiscal balance, along with a tight monetary policy and the gradual relaxation of foreign exchange restrictions, have been key factors in anchoring expectations and solidifying a significant disinflationary trend since 2024, which has continued during the first half of 2025. In this context of stabilization, despite some recent signs of a slowdown in the pace of economic recovery, GDP growth is projected to be 5.5% YoY in 2025, according to BBVA Research. This not only reverses the 1.7% drop in 2024 but also surpasses previous highs reached in past years. As a result of these improvements, our base case scenario contemplates that the disinflationary convergence will strengthen, with a YoY inflation rate that will be close to 28% by the end of 2025.

Within the framework of a new agreement with the International Monetary Fund during the second quarter of the year, on April 14, 2025, the lifting of a large part of the remaining exchange controls was announced, along with the implementation of a wide-band floating exchange rate scheme. This has positively impacted our results, with increased foreign currency trading activity and gains from gold and foreign currency valuation. These regulatory changes will also boost cross-border credit flows and investments in the country.

During the first half of 2025, BBVA Argentina accelerated its growth in the credit segment, consistently outperforming the market. The bank's market share of total private loans in all currencies rose 107 bps from 10.54% in June 2024 to 11.61% in June 2025. As of March 2025, BBVA Argentina was positioned third in the ranking of local privately owned banks in terms of consolidated private loans. Our peso loan portfolio expanded by 43%1 year-to-date, a pace faster than the system's 39% and the six-month accumulated inflation level, which reached 15.1% in June 2025.

As for total private deposits in all currencies, the system grew 17% in the first six months of 2025, while the Bank grew 32%, surpassing the level of inflation in both cases. BBVA Argentina's consolidated market share of total private deposits was 9.64%, 215 bps higher than the 7.50% of the previous year. According to the latest quarterly data available from the Central Bank as of March 2025, BBVA Argentina remained in third place in the ranking of local privately owned banks in terms of consolidated private sector deposits.

The Bank's result in 2Q25 was $59.6 billion, with a ROE of 7.6%. We are leveraged by active pricing management, careful portfolio management, and strict cost control, which has allowed us to navigate a context of higher provisions and non-performing loans while driving activity growth.

Regarding asset quality, BBVA Argentina's non-performing loan ratio on private loans reached 2.28% in June 2025, a figure that remains below the system average (2.55% as of May 2025, the latest available data). While some deterioration has been observed in a scenario of significant credit expansion, primarily concentrated in the retail segment, this increase starts from historically low levels. The current non-performing loan levels continue to be below the average of the local financial system over the last 20 years. BBVA is distinguished by consistently having non-performing loan ratios below the sector average, which reflects the quality of its credit risk management and its prudent approach to portfolio origination.

On the liquidity and solvency indicator side, the Bank closes the quarter with values of 48.7% and 18.4% respectively, both at comfortable levels relative to prudential standards. It is worth noting that during the first quarter of 2025, the Central Bank implemented changes for the requirements for Operational and Credit Risk, which are now aligned with those of Basel IV.

In line with our commitment to generating value for our shareholders, the Bank has announced the distribution of cash or in-kind dividends corresponding to the 2024 fiscal year, for the sum of $89.4 billion expressed in homogeneous currency as of December 31, 2024. This amount will be adjusted by the Consumer Price Index on the date of each of the 10 payments to be made, with the first two payments already successfully completed.”

Carmen Morillo Arroyo, CFO at BBVA Argentina

1Source: BCRA information reporting siscen as of June 30, 2025. Capital balances as of the last day of each the period, in nominal terms.

2Q25 Earnings Release	p.3

Safe Harbor Statement

This press release contains certain forward-looking statements that reflect the current views and/or expectations of Banco BBVA Argentina and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “seek,” “future,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) changes in general economic, financial, business, political, legal, social or other conditions in Argentina or elsewhere in Latin America or changes in either developed or emerging markets, (ii) changes in regional, national and international business and economic conditions, including inflation, (iii) changes in interest rates and the cost of deposits, which may, among other things, affect margins, (iv) unanticipated increases in financing or other costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities, (v) changes in government regulation, including tax and banking regulations, (vi) changes in the policies of Argentine authorities, (vii) adverse legal or regulatory disputes or proceedings, (viii) competition in banking and financial services, (ix) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of Banco BBVA Argentina, (x) increase in the allowances for loan losses, (xi) technological changes or an inability to implement new technologies, (xii) changes in consumer spending and saving habits, (xiii) the ability to implement our business strategy and (xiv) fluctuations in the exchange rate of the Peso. The matters discussed herein may also be affected by risks and uncertainties described from time to time in Banco BBVA Argentina’s filings with the U.S. Securities and Exchange Commission (SEC) and Comisión Nacional de Valores (CNV). Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. Banco BBVA Argentina is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Information

This earnings release has been prepared in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), based on International Financial Reporting Standards (“I.F.R.S.”) and the resolutions adopted by the International Accounting Standards Board (“I.A.S.B”) and by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.E.”), and with the the exclusion of the application of the IFRS 9 impairment model for non-financial public sector debt instruments.

The information in this press release contains unaudited financial information that consolidates, line item by line item, all of the banking activities of BBVA Argentina, including: BBVA Asset Management Argentina S.A., Consolidar AFJP-undergoing liquidation proceeding, PSA Finance Argentina Compañía Financiera S.A. (“PSA”) and Volkswagen Financial Services Compañía Financiera S.A (“VWFS”).

BBVA Seguros Argentina S.A. is disclosed on a consolidated basis recorded as Investments in associates (reported under the proportional consolidation method), and the corresponding results are reported as “Income from associates”), same as Rombo Compañía Financiera S.A. (“Rombo”), Play Digital S.A. (“MODO”), Openpay Argentina S.A. and Interbanking S.A.

Financial statements of subsidiaries have been elaborated as of the same dates and periods as Banco BBVA Argentina S.A.’s. In the case of consolidated companies PSA and VWFS, financial statements were prepared considering the B.C.R.A. accounting framework for institutions belonging to “Group C”, considering the model established by the IFRS 9 5.5. “Impairment” section for periods starting as of January 1, 2022, excluding debt instruments from the non-financial public sector.

The information published by the BBVA Group for Argentina is prepared according to IFRS, without considering the temporary exceptions established by BCRA.

2Q25 Earnings Release	p.4

Quarterly Results

INCOME STATEMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q25	1Q25	2Q24	QoQ	YoY
Net Interest Income	591,812	573,876	946,053	3.1%	(37.4%)
Net Fee Income	94,053	105,792	81,978	(11.1%)	14.7%
Net income from measurement of financial instruments at fair value through P&L	47,051	34,137	43,216	37.8%	8.9%
Net income from write-down of assets at amortized cost and at fair value through OCI	(294)	84,961	19,058	(100.3%)	(101.5%)
Foreign exchange and gold gains	54,216	8,623	28,353	n.m	91.2%
Other operating income	37,590	41,143	39,961	(8.6%)	(5.9%)
Loan loss allowances	(144,524)	(101,593)	(57,930)	(42.3%)	(149.5%)
Net operating income	679,904	746,939	1,100,689	(9.0%)	(38.2%)
Personnel benefits	(141,785)	(128,474)	(152,882)	(10.4%)	7.3%
Adminsitrative expenses	(147,656)	(155,145)	(163,300)	4.8%	9.6%
Depreciation and amortization	(23,587)	(22,029)	(25,011)	(7.1%)	5.7%
Other operating expenses	(170,037)	(143,663)	(136,734)	(18.4%)	(24.4%)
Operarting expenses	(483,065)	(449,311)	(477,927)	(7.5%)	(1.1%)
Operating income	196,839	297,628	622,762	(33.9%)	(68.4%)
Income from associates	4,035	784	3,471	414.7%	16.2%
Income from net monetary position	(111,015)	(158,641)	(377,574)	30.0%	70.6%
Net income before income tax	89,859	139,771	248,659	(35.7%)	(63.9%)
Income tax	(30,243)	(53,256)	(91,270)	43.2%	66.9%
Net income for the period	59,616	86,515	157,389	(31.1%)	(62.1%)
Owners of the parent	55,356	83,148	154,769	(33.4%)	(64.2%)
Non-controlling interests	4,260	3,367	2,620	26.5%	62.6%

Other comprehensive Income (OCI) (1)	(8,277)	(116,448)	(146,051)	92.9%	94.3%
Total comprehensive income	51,339	(29,933)	11,338	271.5%	352.8%

(1) Net of Income Tax.

BBVA Argentina 2Q25 net income was $59.6 billion, decreasing 31.1% or $26.9 billion QoQ and 62.1% or $97.8 billion YoY. This implied a quarterly ROAE of 7.6% and a quarterly ROAA of 1.2%.

The 33.9% decrease in quarterly operating results was mainly explained by lower operating income. Lower income was mainly due to (i) a drop in the line of net income from write-down of assets at amortized cost and through Other Operating Income (OCI), explained by the voluntary exchange of bonds promoted by the Government in January 2025 which reflected a positive result from the write-down of securities, and (ii) a deterioration in loan loss allowances. These were positively offset by better income in foreign exchange and gold gains, explained by an increase in activity after the partial lift of FX controls on April 14, 2025.

On the side of expenses, improvements are observed in administrative expenses, offset by an increase in personnel benefits and other operating expenses.

Net income from the net monetary position was 30.0% lower QoQ, thanks to a lower quarterly inflation (6.0%2 versus 8.6% in 1Q25).

2 Source: Instituto Nacional de Estadística y Censos (INDEC)

2Q25 Earnings Release	p.5
OTHER COMPREHENSIVE INCOME	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q25	1Q25	2Q24	QoQ	YoY
Net income for the period	59,616	86,515	157,389	(31.1%)	(62.1%)
Other comprehensive income components to be reclassified to income/(loss) for the period
Profit or losses from financial isntruments at fair value through OCI	(9,395)	(118,184)	(145,768)	92.1%	93.6%
Profit or losses from financial instruments at fair value through OCI	(14,748)	(96,860)	(215,575)	84.8%	93.2%
Reclassification adjustment for the period	294	(84,961)	(17,570)	100.3%	101.7%
Income tax	5,059	63,637	87,377	(92.1%)	(94.2%)
Other comprehensive income coponents not to be reclassified to income/(loss) for the period
Income or loss on equity instruments at fair value through OCI	1,118	1,736	(283)	(35.6%)	495.1%
Resultado por instrumentos de patrimonio a VR con cambios en ORI	1,118	1,736	(283)	(35.6%)	495.1%
Total Other Comprehensive Income/(loss) for the period	(8,277)	(116,448)	(146,051)	92.9%	94.3%
Total Comprehensive Income	51,339	(29,933)	11,338	271.5%	352.8%
Attributable to owners of the Parent	47,079	(33,300)	9,130	241.4%	415.7%
Attributable to non-controlling interests	4,260	3,367	2,208	26.5%	92.9%

Lastly, total OCI in 2Q25 reported an $8.3 billion loss, 92.9% lower than the loss recorded on 1Q25, reflecting the impact of higher rates and spreads over the sovereign securities portfolio. Thus, total comprehensive income for the period in 2Q25 was $51.3 billion.

2Q25 Earnings Release	p.6

6 Month Accumulated Results

INCOME STATEMENT - 6 MONTH ACCUMULATED	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted
	2025	2024	∆ %
Interest income	2,023,849	3,467,165	(41.6%)
Interest expense	(858,161)	(1,218,894)	29.6%
Net interest income	1,165,688	2,248,271	(48.2%)
Fee income	368,006	314,715	16.9%
Fee expenses	(168,161)	(149,251)	(12.7%)
Net fee income	199,845	165,464	20.8%
Net income from financial instruments at fair value through P&L	81,188	89,289	(9.1%)
Net loss from write-down of assets at amortized cost and fair value through OCI	84,667	123,075	(31.2%)
Foreign exchange and gold gains	62,839	45,263	38.8%
Other operating income	78,733	86,879	(9.4%)
Loan loss allowances	(246,117)	(102,364)	(140.4%)
Net operating income	1,426,843	2,655,877	(46.3%)
Personnel benefits	(270,259)	(301,339)	10.3%
Administrative expenses	(302,801)	(334,003)	9.3%
Depreciation and amortization	(45,616)	(42,005)	(8.6%)
Other operating expenses	(313,700)	(312,392)	(0.4%)
Operating expenses	(932,376)	(989,739)	5.8%
Operating income	494,467	1,666,138	(70.3%)
Income from associates and joint ventures	4,819	(1,299)	471.0%
Income from net monetary position	(269,656)	(1,320,193)	79.6%
Income before income tax	229,630	344,646	(33.4%)
Income tax	(83,499)	(130,804)	36.2%
Income for the period	146,131	213,842	(31.7%)
Owners of the parent	138,504	212,256	(34.7%)
Non-controlling interests	7,627	1,586	380.9%

Other comprehensive Income (OCI) (1)	(124,725)	(259,481)	51.9%
Total comprehensive income	21,406	(45,639)	146.9%
(1) Net of Income Tax.

In the first six months of 2025, BBVA Argentina reported a net income of $146.1 billion, 31.7% lower than the $213.8 billion reported in the same period of 2024. This implied an accumulated ROE of 9.6% and an ROA of 1.5%, compared to an accumulated ROE of 13.3% and ROA of 3.0% for the first six months of 2024.

The decrease in the Bank’s results is explained mainly by an increase in loan loss allowances, as the net interest income line fall is mostly offset by lower costs in the income from net monetary position line.

2Q25 Earnings Release	p.7

Lastly, accumulated OCI for the first 6 months of 2025 totaled a loss of $124.7 billion, mainly due to the result from financial instruments at FV through OCI, especially due to the change in valuation of the CPI-linked bonds portfolio. This, accumulated total comprehensive income for the first 6 months of 2025 was $21.4 billion.

EARNINGS PER SHARE	BBVA ARGENTINA CONSOLIDATED
				∆ %
	2Q25	1Q25	2Q24	QoQ	YoY
Financial Statement information
Net income for the period attributable to owners of the parent (in AR$ millions, inflation adjusted)	55,356	78,432	111,009	(29.4%)	(50.1%)
Total shares outstanding (1)	612,710,079	612,710,079	612,710,079	-	-
Market information
Closing price of ordinary share at BYMA (in AR$)	6,564.00	7,950.00	4,189.00	(17.4%)	56.7%
Closing price of ADS at NYSE (in USD)	16.46	18.12	8.85	(11.1%)	77.8%
Book value per share (in AR$)	4,790	4,598	3,441	4.2%	39.2%
Price-to-book ratio (BYMA price) (%)	1.37	1.73	1.22	(20.7%)	12.6%
Earnings per share (in AR$)	90	128	181	(29.4%)	(50.1%)
Earnings per ADS (1) in ARS	271	384	544	(29.4%)	(50.1%)
Market Cap (USD millions)	3,268	3,676	1,838	(11.1%)	77.8%

(1) Each ADS accounts for 3 ordinary shares
Book value, Equity and Results not adjusted by inflation

2Q25 Earnings Release	p.8

Net Interest Income

NET INTEREST INCOME	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q25	1Q25	2Q24	QoQ	YoY
Net Interest Income	591,812	573,876	946,053	3.1%	(37.4%)
Interest Income	1,050,574	973,275	1,356,991	7.9%	(22.6%)
From government securities	112,695	179,323	194,356	(37.2%)	(42.0%)
From private securities	667	761	1,272	(12.4%)	(47.6%)
Interest from loans and other financing	783,592	676,542	521,126	15.8%	50.4%
Financial Sector	10,949	6,943	3,807	57.7%	187.6%
Overdrafts	87,620	63,443	88,679	38.1%	(1.2%)
Discounted Instruments	182,616	176,298	142,538	3.6%	28.1%
Mortgage loans	6,915	5,528	6,739	25.1%	2.6%
Pledge loans	27,040	25,026	13,924	8.0%	94.2%
Consumer Loans	171,556	146,049	73,105	17.5%	134.7%
Credit Cards	164,639	152,165	130,218	8.2%	26.4%
Financial leases	3,416	3,476	3,714	(1.7%)	(8.0%)
Loans for the prefinancing and financing of exports	20,498	12,111	3,434	69.3%	496.9%
Other loans	108,343	85,503	54,968	26.7%	97.1%
Premiums on reverse REPO transactions	9	-	205,721	N/A	(100.0%)
CER/UVA clause adjustment	147,400	113,288	432,472	30.1%	(65.9%)
Other interest income	6,211	3,361	2,044	84.8%	203.9%
Interest expenses	458,762	399,399	410,938	14.9%	11.6%
Deposits	404,438	354,855	339,920	14.0%	19.0%
Checking accounts*	64,923	55,849	67,793	16.2%	(4.2%)
Savings accounts	2,210	1,904	6,656	16.1%	(66.8%)
Time deposits	304,083	235,362	171,563	29.2%	77.2%
Investment accounts	33,222	61,740		(46.2%)	(64.6%)
Other liabilities from financial transactions	26,834	19,378	15,509	38.5%	73.0%
Interfinancial loans received	21,021	18,039	3,459	16.5%	n.m
Premiums on REPO transactions	-	1,613	41	(100.0%)	(100.0%)
Guaranteed securities loans	1,749	852	-	105.3%	N/A
CER/UVA clause adjustment	4,720	4,662	52,009	1.2%	(90.9%)
Other interest expense	-	-	-	N/A	N/A
*Includes interest-bearing checking accounts

Net interest income in 2Q25 was $591.8 billion, increasing 3.1% or $17.9 billion QoQ, and falling 37.4% or $354.2 billion YoY. In 2Q25, interest income increased more than interest expenses in monetary terms. The former increased due to an improvement in income from loans and from CER/UVA Adjustments. Expenses increased mainly due to higher deposit costs, in particular due to time deposits.

In 2Q25, interest income totaled $1.05 trillion, increasing 7.9% compared to 1Q25 and falling 22.6% compared to 2Q24. Quarterly increase is mainly driven by (i) higher income from loans, especially consumer loans, overdrafts and other loans, and (ii) higher income from CPI-linked public securities and loans, considering the CPI adjustment impacts with a delay on the subsequent financial statements. This was offset by lower income from public securities.

Income from government securities fell 37.2% compared to 1Q25, and 42.0% compared to 2Q24. 91% of these results correspond to government securities at fair value through OCI, 5% correspond to securities at fair value through P&L, and 4% correspond to securities at amortized cost (2027 National Treasury Bonds at fixed rate, National Treasury Bonds Private 0.70 Badlar Rate maturing on November 2027, and National Treasury Bonds CER 2025, used for reserve requirement integration).

2Q25 Earnings Release	p.9

Interest income from loans and other financing totaled $783.6 billion, increasing 15.8% QoQ and 50.4% YoY. Quarterly increase is explained by an overall growth in all credit lines (except financial leases, with very low impact), mainly consumer loans, overdrafts and other loans. In all cases, higher activity boosted a better result, and in the case of overdrafts, improvement in pricing also had a positive effect.

Income from CER/UVA adjustments increased 30.1% QoQ and fell 65.9% YoY. Quarterly increase is explained by (i) greater interests due to UVA adjustments from loans, mainly mortgages, at higher rates, and (ii) income from CPI-linked bonds. It is important to mention that there is a delay with which the inflation adjustment effects are recorded, and impact on the subsequent financial statements. 70% of income from interests from CER/UVA clause adjustments is explained by interests generated by CPI linked bonds while 30% is explained by loans.

Interest expenses totaled $458.8 billion, denoting an increase of 14.9% QoQ and 11.6% YoY. Quarterly increase is explained by higher expenses from time deposits, mainly wholesale, and lower income from investment accounts.

Interests from time deposits (including investment accounts, excluding CER/UVA adjustments from time deposits) explain 73.5% of interest expenses, decreasing versus 74.4% the previous quarter. Time deposit expenses increased 29.2% QoQ and 77.2% YoY.

NIM

As of 2Q25, net interest margin (NIM) was 19.1% remaining relatively stable versus 1Q25’s 19.2%. NIM in local currency was 21.7% versus 1Q25’s 21.8%. NIM in foreign currency was 5,4% versus 3,9% in 1Q25. The slight decrease in NIM is explained by a greater increase in interest-earning assets in US dollars, which lowers the average NIM in total currency. We see the NIM evolution under a positive light, as stabilization of spreads starts to appear compared to the prior year.

ASSETS & LIABILITIES PERFORMANCE - TOTAL	BBVA ARGENTINA CONSOLIDATED
In millions of AR$. Rates and spreads in annualized %
	2Q25			1Q25			2Q25
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	12,452,951	1,050,574	33.8%	12,114,869	973,275	32.6%	8,590,889	1,356,991	63.4%
Debt securities	2,711,327	215,837	31.9%	2,945,478	263,829	36.3%	4,072,228	755,567	74.4%
Loans to customers/financial institutions	9,640,028	834,720	34.7%	9,005,648	709,446	31.9%	4,501,794	601,394	53.6%
Loans to the BCRA	525	1	0.8%	599	-	0.0%	286	4	5.6%
Other assets	101,071	16	0.1%	163,144	-	0.0%	16,581	26	0.6%
Total non interest-earning assets	5,165,389	-	0.0%	5,282,542	-	0.0%	4,009,932	-	0.0%
Total Assets	17,618,340	1,050,574	23.9%	17,397,411	973,275	22.7%	12,600,821	1,356,991	43.2%
Total interest-bearing liabilities	10,305,943	458,762	17.9%	9,978,180	399,399	16.2%	5,661,585	410,938	29.1%
Savings accounts	4,233,936	2,495	0.2%	4,237,771	1,915	0.2%	2,380,778	6,656	1.1%
Time deposits and investment accounts	4,340,719	342,024	31.6%	4,189,911	301,763	29.2%	2,352,816	317,480	54.1%
Debt securities issued	239,166	15,969	26.8%	175,119	10,291	23.8%	14,571	2,160	59.5%
Other liabilities	1,492,122	98,274	26.4%	1,375,379	85,430	25.2%	913,420	84,642	37.2%
Total non-interest-bearing liabilities	7,312,397	-	0.0%	7,419,231	-	0.0%	6,939,236	-	0.0%
Total liabilities and equity	17,618,340	458,762	10.4%	17,397,411	399,399	9.3%	12,600,821	410,938	13.1%

NIM - Total			19.1%			19.2%			44.2%
Spread - Total			16.0%			16.3%			34.2%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Interest-bearing checking accounts included in other interest-bearing liabilities. Non interest-bearing accounts are included in non-interest-bearing liabilities.
Non.interest earning assets include all assets that do not have an impact in the interest margin.

2Q25 Earnings Release	p.10
ASSETS & LIABILITIES PERFORMANCE - AR$	BBVA ARGENTINA CONSOLIDATED
In millions of AR$. Rates and spreads in annualized %
	2Q25			1Q25			2Q25
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	10,464,811	1,020,266	39.1%	10,331,252	953,712	37.4%	7,883,060	1,350,637	68.7%
Debt securities	2,612,817	215,355	33.1%	2,863,107	263,281	37.3%	3,970,092	755,224	76.3%
Loans to customers/financial institutions	7,757,772	804,910	41.6%	7,304,462	690,431	38.3%	3,899,446	595,396	61.2%
Loans to the BCRA	521	1	0.8%	597	-	0.0%	280	4	5.7%
Other assets	93,701	-	0.0%	163,086	-	0.0%	13,242	13	0.4%
Total non interest-earning assets	2,758,426	-	0.0%	2,789,182	-	0.0%	1,835,868	-	0.0%
Total Assets	13,223,237	1,020,266	30.9%	13,120,434	953,712	29.5%	9,718,928	1,350,637	55.7%
Total interest-bearing liabilities	6,894,072	455,400	26.5%	6,631,314	397,189	24.3%	4,011,624	410,624	41.1%
Savings accounts	1,191,281	2,157	0.7%	1,224,329	1,857	0.6%	935,247	6,627	2.8%
Time deposits and Investment accounts	4,070,509	340,991	33.6%	3,927,786	301,157	31.1%	2,158,725	317,401	59.0%
Debt securities issued	198,619	15,969	32.2%	160,133	10,291	26.1%	14,571	2,160	59.5%
Other liabilities	1,433,663	96,283	26.9%	1,319,066	83,884	25.8%	903,081	84,436	37.5%
Total non-interest-bearing liabilities	6,340,303	-	0.0%	6,398,296	-	0.0%	6,014,872	-	0.0%
Total liabilities and equity	13,234,375	455,400	13.8%	13,029,610	397,189	12.4%	10,026,496	410,624	16.4%

NIM - AR$			21.7%			21.8%			47.8%
Spread - AR$			12.6%			13.1%			27.7%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Interest-bearing checking accounts included in other interest-bearing liabilities. Non interest-bearing accounts are included in non-interest-bearing liabilities.
Non.interest earning assets include all assets that do not have an impact in the interest margin.

ASSETS & LIABILITIES PERFORMANCE - FOREIGN CURRENCY
In millions of AR$. Rates and spreads in annualized %
	2Q25			1Q25			2Q25
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	1,988,140	30,308	6.1%	1,783,617	19,563	4.4%	707,829	6,354	3.6%
Debt securities	98,510	482	2.0%	82,371	548	2.7%	102,136	343	1.3%
Loans to customers/financial institutions	1,882,256	29,810	6.4%	1,701,186	19,015	4.5%	602,348	5,998	4.0%
Loans to the BCRA	4	-	0.0%	2	-	0.0%	6	-	0.0%
Other assets	7,370	16	0.9%	58	-	0.0%	3,339	13	1.6%
Total non interest-earning assets	2,406,963	-	0.0%	2,493,360	-	0.0%	2,174,064	-	0.0%
Total Assets	4,395,103	30,308	2.8%	4,276,977	19,563	1.9%	2,881,893	6,354	0.9%
Total interest-bearing liabilities	3,411,871	3,362	0.4%	3,346,866	2,210	0.3%	1,649,961	314	0.1%
Savings accounts	3,042,655	338	0.0%	3,013,442	58	0.0%	1,445,531	29	0.0%
Time deposits and Investment accounts	270,210	1,033	1.5%	262,125	606	0.9%	194,091	79	0.2%
Icorporate bonds issued	40,547	-	0.0%	14,986	-	0.0%	-	-	#DIV/0!
Other liabilities	58,459	1,991	13.7%	56,313	1,546	11.1%	10,339	206	8.0%
Total non-interest-bearing liabilities	972,094	-	0.0%	1,020,935	-	0.0%	924,364	-	0.0%
Total liabilities and equity	4,383,965	3,362	0.3%	4,367,801	2,210	0.2%	2,574,325	314	0.0%

NIM - Foreign currency			5.4%			3.9%			3.4%
Spread - Foreign currency			5.7%			4.2%			3.5%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Interest-bearing checking accounts included in other interest-bearing liabilities. Non interest-bearing accounts are included in non-interest-bearing liabilities.
Non.interest earning assets include all assets that do not have an impact in the interest margin.

2Q25 Earnings Release	p.11

Net Fee Income

NET FEE INCOME	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q25	1Q25	2Q24	QoQ	YoY
Net Fee Income	94,053	105,792	81,978	(11.1%)	14.7%
Fee Income	176,520	191,486	164,143	(7.8%)	7.5%
Linked to liabilities	52,407	51,029	42,662	2.7%	22.8%
From credit cards (1)	87,026	98,391	85,887	(11.6%)	1.3%
Linked to loans	19,977	20,605	17,754	(3.0%)	12.5%
From insurance	6,813	6,866	5,651	(0.8%)	20.6%
From foreign trade and foreign currency transactions	6,265	6,419	7,255	(2.4%)	(13.6%)
Linked to loan commitments	105	1,418	226	(92.6%)	(53.5%)
From guarantees granted	24	76	121	(68.4%)	(80.2%)
Linked to securities	3,903	6,682	4,587	(41.6%)	(14.9%)
Fee expenses	82,467	85,694	82,165	(3.8%)	0.4%

(1) Includes results from Puntos BBVA royalty program pursuant to IFRS 15 regulation.

Net fee income as of 2Q25 totaled $94.1 billion, decreasing 11.1% or $11.7 billion QoQ and increasing 14.7% or $12.1 billion YoY. The quarterly decrease is explained by a higher fall in income than that of expenses, in monetary and percentage terms.

In 2Q25, fee income totaled $176.5 billion, decreasing 7.8% QoQ and increased 7.5% YoY. Decrease in income is mainly explained by credit card fees, considering that in 1Q25, a revision of provisions linked to the Millas BBVA loyalty program. This was partially impacted by the extraordinary results reported in 1Q25, in a context of the program's sustained state and recalculation of provisions. It is important to note that the Bank is actively committed to generating efficiencies within its fees framework. The growth of fees linked to liabilities is particularly noteworthy, especially due to improvements in account maintenance and bundles.

For fee expenses, the total was $82.5 billion, showing a 3.8% drop from 1Q25 and a 0.4% increase compared to 2Q24. This is mainly due to lower expenses related to payroll promotions, followed by lower fee expenses for new channels.

Net Income from Measurement of Financial Instruments at Fair Value and Foreign Exchange and Gold Gains/Losses

NET INCOME FROM FINANCIAL INSTRUMENTS AT FAIR VALUE (FV) THROUGH P&L	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q25	1Q25	2Q24	QoQ	YoY
Net Income from financial instruments at FV through P&L	47,051	34,137	43,216	37.8%	8.9%
Income from government securities	40,333	32,429	44,407	24.4%	(9.2%)
Income from private securities	2,810	1,016	1,398	176.6%	101.0%
Interest rate swaps	1,199	(392)	538	405.9%	122.9%
Income from foreign currency forward transactions	2,699	1,084	(3,528)	149.0%	176.5%
Income from put option long position	-	-	(616)	N/A	100.0%
Income from corporate bonds	10	-	1,017	N/A	(99.0%)

In 2Q25, the net income from financial instruments at FV through P&L was $47.1 billion, a 37.8% ($12.9 billion) increase for the quarter and an 8.9% ($3.8 billion) increase compared to 2Q24.

2Q25 Earnings Release	p.12

The quarter's results are mainly due to an increase in income from private securities (primarily corporate bonds), followed by income from interest rate swaps (particularly with Rombo) and foreign currency forward contracts.

DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN FOREIGN CURRENCY	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q25	1Q25	2Q24	QoQ	YoY
Foreign exchange and gold gains/(losses) (1)	54,216	8,623	28,353	n.m	91.2%
From foreign exchange position	3,874	(11,623)	12,165	133.3%	(68.2%)
Income from purchase-sale of foreign currency	50,342	20,246	16,188	148.7%	211.0%
Net income from financial instruments at FV through P&L (2)	2,699	1,084	(3,528)	149.0%	176.5%
Income from foreign currency forward transactions	2,699	1,084	(3,528)	149.0%	176.5%
Total differences in quoted prices of gold & foreign currency (1) + (2)	56,915	9,707	24,825	486.3%	129.3%

The total differences in quoted prices of gold and foreign currency showed profit of $56.9 billion in 2Q25, an increase of 486.3% or $47.21 billion for the quarter.

This quarterly increase is mainly due to: (i) a higher income from foreign currency trading, especially after the lifting of foreign exchange controls on April 14, 2025, followed by (ii) the result of converting foreign currency assets and liabilities to pesos, and (iii) foreign currency forward contracts.

Other Operating Income

OTHER OPERATING INCOME	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q25	1Q25	2Q24	QoQ	YoY
Operating Income	37,590	41,143	39,961	(8.6%)	(5.9%)
Rental of safe deposit boxes (1)	8,128	8,147	6,271	(0.2%)	29.6%
Adjustments and interest on miscellaneous receivables (1)	9,344	9,739	12,568	(4.1%)	(25.7%)
Punitive interest (1)	5,789	3,816	2,106	51.7%	174.9%
Loans recovered	3,237	3,269	4,289	(1.0%)	(24.5%)
Fee income from credit and debit cards (1)	5,425	6,471	3,585	(16.2%)	51.3%
Fee expenses recovery	1,599	1,613	1,148	(0.9%)	39.3%
Rents	1,893	1,907	1,566	(0.7%)	20.9%
Sindicated transaction fees	245	413	404	(40.7%)	(39.4%)
Disaffected provisions	(1,654)	1,796	2,418	(192.1%)	(168.4%)
Other Operating Income(2)	3,584	3,972	5,606	(9.8%)	(36.1%)
(1) Included in the efficiency ratio calculation
(2) Includes some of the concepts used in the efficiency ratio calculation

In 2Q25, other operating income totaled $37.6 billion, dropping 8.6% or $3.6 billion compared to 1Q25, and 5.9% or $2.4 billion compared to 2Q24. This is primarily due to lower fee income from debit and credit cards, followed by lower gains from disaffected provisions.

Operating Expenses

2Q25 Earnings Release	p.13

Personnel Benefits & Administrative Expenses

PERSONNEL BENEFITS & ADMINISTRATIVE EXPENSES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q25	1Q25	2Q24	QoQ	YoY
Total Personnel Benefits and Adminsitrative Expenses	289,441	283,619	316,182	2.1%	(8.5%)
Personnel Benefits (1)	141,785	128,474	152,882	10.4%	(7.3%)
Administrative expenses (1)	147,656	155,145	163,300	(4.8%)	(9.6%)
Travel expenses	1,326	1,083	850	22.4%	56.0%
Outsourced administrative expenses	25,016	28,731	23,657	(12.9%)	5.7%
Security services	6,407	6,654	4,466	(3.7%)	43.5%
Fees to Bank Directors and Supervisory Committee	232	188	182	23.4%	27.5%
Other fees	6,184	5,314	5,006	16.4%	23.5%
Insurance	1,226	1,436	989	(14.6%)	24.0%
Rent	15,931	15,196	21,019	4.8%	(24.2%)
Stationery and supplies	200	205	439	(2.4%)	(54.4%)
Electricity and communications	5,769	5,531	5,510	4.3%	4.7%
Advertising	11,930	14,288	10,460	(16.5%)	14.1%
Taxes	19,206	18,848	39,212	1.9%	(51.0%)
Maintenance costs	13,455	12,725	12,955	5.7%	3.9%
Armored transportation services	12,798	21,810	13,728	(41.3%)	(6.8%)
Software	8,048	4,600	10,937	75.0%	(26.4%)
Document distribution	7,973	6,024	5,344	32.4%	49.2%
Commercial reports	4,518	5,622	2,830	(19.6%)	59.6%
Other administrative expenses	7,437	6,890	5,716	7.9%	30.1%
Headcount*
BBVA (Bank)	6,407	6,299	6,009	107	397
Subsidiaries (2)	102	100	92	2	10
Total employees*	6,509	6,399	6,101	109	407
In branches**	2,250	2,249	2,210	1	40
At Main office	4,259	4,150	3,891	(688)	(429)

Total branches***	234	235	242	(1)	(8)
Own	118	118	111	-	7
Rented	116	117	131	(1)	(15)
				-
Efficiency Ratio
Efficiency ratio	56.5%	56.3%	55.3%	20 pbs	120 pbs
Accumulated Efficiency Ratio	56.4%	56.3%	59.9%	10 pbs	(350)pbs

(1) Concept included in the efficiency ratio calculation
(2) Includes BBVA Asset Management, PSA & VWFS. Employees included in Main Office.
*Total effective employees, net of temporary contract employees. Expatriates excluded.
**Branch employees + Business Center managers
***Excludes administrative branches

2Q25 Earnings Release	p.14

As of 2Q25, personnel benefits and administrative expenses totaled $289.4 billion, showing a 2.1% ($5.8 billion) increase compared to 1Q25, and an 8.5% ($26.74 billion) decrease from 2Q24 in real terms.

Personnel benefits increased by 10.4% compared to 1Q25 but fell by 7.3% compared to 2Q24. While wages kept pace with inflation, there was an increase in the payroll, as well as social security withholdings and collections, and other short-term personnel benefits.

Regarding administrative expenses in 2Q25, they dropped 4.8% for the quarter and 9.6% compared to 2Q24. The quarterly savings are mainly due to proactive efficiency measures in (i) armored transportation services, (ii) outsourced administrative expenses, (iii) advertising, and (iv) commercial reports. Additionally, the decrease is also due to the lower provisions made in the first quarter of the year, primarily related to the elimination of the PAIS tax.

The quarterly efficiency ratio as of 2Q25 was 56.5%, slightly above the 56.3% from 1Q25 and the 55.3% recorded in 2Q24.

The accumulated efficiency ratio as of 2Q25 was 56.4%, slightly above the 56.3% from 1Q25 and lower than the 59.9% recorded in 2Q24. The improvement in the accumulated ratio compared to the same period last year is mainly due to a decrease in expenses, and an increase in income, particularly from better fee income and a lower loss from the monetary position.

Other Operating Expenses

OTHER OPERATING EXPENSES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q25	1Q25	2Q24	QoQ	YoY
Other Operating Expenses	170,037	143,663	136,734	18.4%	24.4%
Turnover tax (1)	109,573	94,077	129,020	16.5%	(15.1%)
Initial loss of loans below market rate (1)	24,476	23,127	3,844	5.8%	n.m
Contribution to the Deposit Guarantee Fund (SEDESA) (1)	4,921	4,740	2,870	3.8%	71.5%
Interest on liabilities from financial lease	1,002	1,082	1,147	(7.4%)	(12.6%)
Other allowances	12,655	7,242	(24,384)	74.7%	151.9%
Loss for sale or devaluation of investment properties and other non-financial assets	494	-	14,333	N/A	(96.6%)
Claims	4,669	2,170	953	115.2%	389.9%
Other operating expenses (2)	12,247	11,225	8,951	9.1%	36.8%

(1) Concept included for the calculation of the efficiency ratio
(2) Considers some concepts included for the acalculation of the efficiency ratio

In 2Q25, other operating expenses totaled $170.0 billion, an increase of 18.4% or $26.3 billion for the quarter, and 24.4% or $33.3 billion compared to 2Q24.

The increase is mainly due to (i) higher expenses on turnover tax, particularly financial, as a consequence of an increased activity, (ii) other allowances, especially credit provisions related to updates in credit card limits, and (iii) higher expenses from claims.

2Q25 Earnings Release	p.15

Income from Associates

n 2Q25, the results from associates item, which represents the earnings from non-consolidated companies, showed a gain of $4.0 billion. This was mainly due to the Bank's equity stakes in BBVA Seguros Argentina S.A., Rombo Compañía Financiera S.A., Interbanking S.A., Play Digital S.A., and Openpay Argentina S.A.

Income Tax

The accumulated income tax for the first six months of 2025 showed a loss of $83.5 billion. The accumulated income tax for the first six months of 2024 registered a loss of $130.8 billion.

The accumulated effective tax rate for the first six months of 2025 was 36%, while in 2024 it was 38%3.

3 Income tax, according to IAS 34, is recorded on interim financial periods over the best estimate of the weighted average tax rate expected for the fiscal year.

2Q25 Earnings Release	p.16

Balance Sheet and Activity

Loans and Other Financing

LOANS AND OTHER FINANCING	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q25	1Q25	2Q24	QoQ	YoY
To the public sector	3,707	3,483	2,372	6.4%	56.3%
To the financial sector	147,159	76,477	31,305	92.4%	370.1%
Non-financial private sector and residents abroad	11,309,180	9,772,168	5,396,109	15.7%	109.6%
Non-financial private sector and residents abroad - AR$	8,993,028	7,898,853	4,699,520	13.9%	91.4%
Overdrafts	1,179,082	876,215	734,247	34.6%	60.6%
Discounted instruments	2,082,906	2,050,291	1,093,141	1.6%	90.5%
Mortgage loans	428,808	331,741	224,293	29.3%	91.2%
Pledge loans	321,176	239,207	73,217	34.3%	338.7%
Consumer loans	1,284,803	1,151,223	480,086	11.6%	167.6%
Credit cards	2,510,023	2,314,466	1,598,233	8.4%	57.0%
Receivables from financial leases	29,159	27,192	21,460	7.2%	35.9%
Loans to personnel	86,730	65,374	28,709	32.7%	202.1%
Other loans	1,070,341	843,144	446,134	26.9%	139.9%
Non-financial private sector and residents abroad - Foreign Currency	2,316,152	1,873,315	696,589	23.6%	232.5%
Overdrafts	28	26	16	7.7%	75.0%
Discounted instruments	88,307	61,230	14,284	44.2%	n.m
Credit cards	108,827	88,126	70,439	23.5%	54.5%
Receivables from financial leases	2,258	1,893	80	19.3%	n.m
Loans for the prefinancing and financing of exports	1,732,511	1,403,096	551,392	23.5%	214.2%
Other loans	384,221	318,944	60,378	20.5%	n.m

% of total loans to Private sector in AR$	79.5%	80.8%	87.1%	(131)pbs	(757)pbs
% of total loans to Private sector in Foreign Currency	20.5%	19.2%	12.9%	131 pbs	757 pbs

% of mortgage loans with UVA adjustments / Total mortgage loans (1)	98.5%	97.7%	52.0%	81 pbs	4,651 pbs
% of pledge loans with UVA adjustments / Total pledge loans (1)	16.0%	13.3%	4.0%	267 pbs	1,204 pbs
% of consumer loans with UVA adjustments / Total consumer loans (1)	0.0%	0.0%	0.0%	(0)pbs	(1)pbs
% of loans with UVA adjustments / Total loans and other financing(1)	3.0%	2.0%	0.1%	97 pbs	286 pbs

Total loans and other financing	11,460,046	9,852,128	5,429,786	16.3%	111.1%
Allowances	(306,205)	(227,503)	(111,067)	(34.6%)	(175.7%)
Total net loans and other financing	11,153,841	9,624,625	5,318,719	15.9%	109.7%

(1) Excludes effect of accrued interests adjustments.

Total loans / Total Deposits	88.0%	84.7%	67.0%	329 pbs	2,095 pbs
Private Loans/Private Deposits ARS	103.6%	101.1%	82.7%	257 pbs	2,094 pbs
Private Loans/Private Deposits USD	55.0%	50.7%	32.2%	424 pbs	2,279 pbs

2Q25 Earnings Release	p.17
LOANS AND OTHER FINANCING TO NON-FINANCIAL PRIVATE SECTOR AND RESIDENTS ABROAD IN FOREIGN CURRENCY	BBVA ARGENTINA CONSOLIDATED
In millions of USD				∆ %
	2Q25	1Q25	2Q24	QoQ	YoY
FX rate*	1,194.08	1,073.88	911.75	11.2%	31.0%
Non-financial private sector and residents abroad - Foreign Currency (USD)	1,940	1,646	548	17.9%	254.0%
*Wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500, as of the end of period.

As of 2Q25, the private loan portfolio totaled $11.3 trillion, an increase of 15.7% or $1.5 trillion for the quarter, and 109.6% or $5.9 trillion compared to 2Q24.

Loans to the private sector in pesos increased by 13.9% in 2Q25 and 91.4% compared to the same quarter of the previous year. For the quarter, real growth occurred across all lines, specifically with (i) a 34.6% increase in overdrafts, followed by (ii) a 26.9% increase in other loans, (iii) an 8.4% rise in credit cards, and (iv) an 11.6% increase in consumer loans. A notable 29.3% growth was also seen in mortgage loans, as this product, reintroduced in the second half of 2024, continues to advance. In all cases, the increase is driven by genuine portfolio growth, leveraged by the relative stability of market interest rates during the quarter and increased commercial efforts. For other loans in particular, the significant progress is linked to the floorplan business, which is supporting the higher activity in the automotive sector.

Loans to the private sector denominated in foreign currency increased by 23.6% for the quarter and 232.5% compared to 2Q24. The quarterly increase is primarily due to a 23.5% rise in pre-financing and financing for exports. These loans grew in a context where foreign exchange controls were lifted and expectations of exchange rate stability became stronger, which promoted activity in foreign currency. Loans to the private sector denominated in foreign currency, when measured in US dollars, increased by 17.9% QoQ and 254.0% versus 2Q24. For those same periods, the Argentine peso depreciated against the US dollar by 10.1% and 13.5%4, respectively.

In 2Q25, total loans and other financing amounted to $11.2 trillion, an increase of 16.3% from the previous quarter and 111.1% compared to 2Q24.

LOANS AND OTHER FINANCING	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q25	1Q25	2Q24	QoQ	YoY
Non-financial private sector and residents abroad - Retail	4,740,367	4,190,137	2,474,977	13.1%	91.5%
Mortgage loans	428,808	331,741	224,293	29.3%	91.2%
Pledge loans	321,176	239,207	73,217	34.3%	338.7%
Consumer loans	1,284,803	1,151,223	480,086	11.6%	167.6%
Credit cards	2,618,850	2,402,592	1,668,672	9.0%	56.9%
Loans to personnel	86,730	65,374	28,709	32.7%	202.1%
Non-financial private sector and residents abroad - Commercial	6,568,813	5,582,031	2,921,132	17.7%	124.9%
Overdrafts	1,179,110	876,241	734,263	34.6%	60.6%
Discounted instruments	2,171,213	2,111,521	1,107,425	2.8%	96.1%
Receivables from financial leases	31,417	29,085	21,540	8.0%	45.9%
Loans for the prefinancing and financing of exports	1,732,511	1,403,096	551,392	23.5%	214.2%
Other loans	1,454,562	1,162,088	506,512	25.2%	187.2%

% of total loans to Retail sector	41.9%	42.9%	45.9%	(96)pbs	(395)pbs
% of total loans to Commercial sector	58.1%	57.1%	54.1%	96 pbs	395 pbs

4 Taking into consideration wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500.

2Q25 Earnings Release	p.18

Retail loans (mortgage, pledge, consumer, and credit card loans, including those to personnel) increased 13.1% QoQ and 91.5% YoY. For the quarter, the largest increase was in credit cards at 9.0%, followed by consumer loans at 11.6%.

On the other hand, commercial loans (overdrafts, discounted instruments, financial leases, pre-financing and financing for exports, and other loans) rose 17.7% QoQ and 124.9% compared to 2Q24. For the quarter, a 23.5% increase in pre-financing and financing for exports stood out, followed closely by overdrafts at 34.6% and other loans at 25.2%.

LOANS AND OTHER FINANCING - NON RESTATED FIGURES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$				∆ %
	2Q25	1Q25	2Q24	QoQ	YoY
Non-financial private sector and residents abroad - Retail	4,740,367	3,952,492	1,754,608	19.9%	170.2%
Non-financial private sector and residents abroad - Commercial	6,568,813	5,265,444	2,115,801	24.8%	210.5%
Total loans and other financing (1)	11,460,046	9,293,361	3,894,564	23.3%	194.3%
(1) Does not include allowances

In nominal terms, BBVA Argentina managed to increase its retail, commercial, and total loan portfolios by 19.9%, 24.8%, and 23.3% respectively for the quarter, outperforming inflation in all cases.

The share of total loans to assets is 58%, compared to 56% in 1Q25 and 40% in 2Q24, demonstrating lower exposure to the public sector and aligning with real growth in loan demand.

MARKET SHARE - PRIVATE SECTOR LOANS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	2Q25	1Q25	2Q24	QoQ	YoY
Private sector loans - Bank	10.58%	10.32%	9.78%	26 pbs	80 pbs
Private sector loans - Consolidated*	11.61%	11.26%	10.54%	35 pbs	107 pbs

Based on daily BCRA information. Capital balance as of the last day of each quarter. There may be differences generated by the gap between the siscen BCRA information and published financial statements
* Consolidates PSA, VWFS & Rombo

LOANS BY ECONOMIC ACTIVITY	BBVA ARGENTINA CONSOLIDATED
% over total gross loans and other financing				∆ bps
	2Q25	1Q25	2Q24	QoQ	YoY
Government services	0.00%	0.00%	0.00%	n.m	n.m.
Non-financial public sector	0.00%	0.00%	0.00%	-	n.m.
Financial Sector	1.00%	1.00%	1.00%	-	-
Agricultural and Livestock	5.00%	5.00%	4.00%	-	100 pbs
Mining products	4.00%	3.00%	5.00%	100 pbs	(100)pbs
Other manufacturing	13.00%	14.00%	14.00%	(100)pbs	(100)pbs
Electricity, oil,water and sanitary services	2.00%	2.00%	1.00%	-	100 pbs
Wholesale and retail trade	9.00%	8.00%	8.00%	100 pbs	100 pbs
Transport	2.00%	2.00%	1.00%	-	100 pbs
Services	2.00%	3.00%	2.00%	(100)pbs	-
Others	21.00%	21.00%	19.00%	-	200 pbs
Construction	1.00%	1.00%	1.00%	-	-
Consumer	39.00%	41.00%	45.00%	(200)pbs	(600)pbs
Total gross loans and other financing	100%	100%	100%

2Q25 Earnings Release	p.19

Asset Quality

ASSET QUALITY	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q25	1Q25	2Q24	QoQ	YoY
Commercial non-performing portfolio (1)	5,113	6,594	4,409	(22.5%)	16.0%
Total commercial portfolio	5,190,272	4,640,721	2,505,760	11.8%	107.1%
Commercial non-performing portfolio / Total commercial portfolio	0.10%	0.14%	0.18%	(4)pbs	(8)pbs
Retail non-performing portfolio (1)	260,812	131,860	62,702	97.8%	316.0%
Total retail portfolio	6,451,136	5,420,100	3,202,851	19.0%	101.4%
Retail non-performing portfolio / Total retail portfolio	4.04%	2.43%	1.96%	161 pbs	209 pbs
Total non-performing portfolio (1)	265,925	138,454	67,111	92.1%	296.2%
Total portfolio	11,641,408	10,060,821	5,708,611	15.7%	103.9%
Total non-performing portfolio / Total portfolio	2.28%	1.38%	1.18%	91 pbs	111 pbs
Allowances	306,205	227,503	111,067	34.6%	175.7%
Allowances /Total non-performing portfolio	115.15%	164.32%	165.50%	(4,917)pbs	(5,035)pbs
Quarterly change in Write-offs	38,507	34,205	15,663	12.6%	145.8%
Write offs / Total portfolio	0.33%	0.34%	0.27%	(1)pbs	6 pbs
Cost of Risk (CoR)	5.44%	4.40%	4.72%	104 pbs	72 pbs

(1) Non-performing loans include: all loans to borrowers classified as "Deficient Servicing (Stage 3)", "High Insolvency Risk (Stage 4)", "Irrecoverable" and/or "Irrecoverable for Technical Decision" (Stage 5) according to BCRA debtor classification system

In 2Q25, the NPL ratio (total non-performing portfolio/total portfolio) rose from 1.38% to 2.28%. This was due to an increase in the non-performing retail portfolio, reflecting a deterioration in non-performing credit card and consumer loans, which aligns with the overall systemic trend. Commercial non-performing loans, however, showed very good performance, decreasing from 0.14% to 0.10%.

Additionally, the coverage ratio (allowances/non-performing portfolio) reached 115.15% in 2Q25, down from 164.32% in 1Q25. Although the ratio remains high, the drop is due to a larger increase in the non-performing retail portfolio and lower provision requirements for new loans.

The cost of risk (loan loss allowances/average total loans) reached 5.44% in 2Q25, up from 4.40% in 1Q25. The increase is partly a result of a real rise in the change in provisions, which is in line with the quarterly portfolio growth and higher loss allowances.

ANALYSIS FOR THE ALLOWANCE OF LOAN LOSSES		BBVA ARGENTINA CONSOLIDATED
In millions of AR$
	Balance at 12/31/2024	Stage 1	Stage 2	Stage 3	Monetary result generated by allowances	Balance at 06/30/2025
Other financial assets	2,079	(198)	-	548	(290)	2139
Loans and other financing	182,823	6,769	21,785	126,655	(31,827)	306205
Other debt securities	181	(60)	-	-	(19)	102
Eventual commitments	26,219	8,772	2,608	117	(3,758)	33958
Total allowances	211,302	15,283	24,393	127,320	(35,894)	342,404

Note: to be consistent with Financial Statements, it must be recorded from the beginning of the year instead of the quarter

Allowances for the Bank in 2Q25 reflect expected losses driven by the adoption of the IFRS 9 standards as of January 1, 2020, except for debt instruments issued by the nonfinancial government sector which were excluded from the scope of such standard.

2Q25 Earnings Release	p.20

Public Sector Exposure

NET PUBLIC DEBT EXPOSURE*	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q25	1Q25	2Q24	QoQ	YoY
Treasury and National Government	623,590	449,048	351,174	38.9%	77.6%
National Treasury Public Debt in AR$	293,002	323,974	117	(9.6%)	n.m
National Treasury Public Debt CPI-linked	12,975	100,287	341	(87.1%)	n.m
National Treasury Public Debt - Dual TAMAR AR$	30,381	24,721	-	22.9%	N/A
National Treasury Public Debt in USD	62	66	78	(6.1%)	(20.5%)
National Treasury Public Debt USD-linked	128,419	-	350,638	N/A	(63.4%)
LEFIs	158,751	-	-	N/A	N/A
BCRA	703	-	-	N/A	N/A
BOPREAL	703	-	-	N/A	N/A
Public securities at FV through P&L	624,293	449,048	351,174	39.0%	77.8%

Treasury and National Government	75,425	133,846	212,955	(43.6%)	(64.6%)
National Treasury Public Debt in AR$	10,371	10,948	19,294	(5.3%)	(46.2%)
National Treasury Public Debt CPI-linked	65,054	122,898	193,661	(47.1%)	(66.4%)
BCRA	-	-	20,021	N/A	(100.0%)
LEDIV**	-	-	20,021	N/A	(100.0%)
Public securities at Amortized Cost	75,425	133,846	232,976	(43.6%)	(67.6%)

Treasury and National Government	2,338,566	2,363,220	3,204,193	(1.0%)	(27.0%)
National Treasury Public Debt in AR$	298,036	606,222	1,879,638	(50.8%)	(84.1%)
National Treasury Public Debt CPI-linked	1,101,308	1,012,297	1,324,555	8.8%	(16.9%)
National Treasury Public Debt in USD	841,405	640,621	-	31.3%	N/A
National Treasury Public Debt - Dual TAMAR AR$	97,817	104,080	-	(6.0%)	N/A
BCRA	32,857	45,333	51,076	(27.5%)	(35.7%)
LEFIS	-	-	-	N/A	N/A
BOPREAL	32,857	45,333	51,076	(27.5%)	(35.7%)
Public securities at FV through OCI	2,371,423	2,408,553	3,255,269	(1.5%)	(27.2%)

Total Public securities	3,071,142	2,991,447	3,839,419	2.7%	(20.0%)

Treasury and National Government	-	-	-	N/A	N/A
BCRA	-	-	388,807	N/A	(100.0%)
BCRA AR$	-	-	388,807	N/A	(100.0%)
Total Repo	-	-	388,807	N/A	(100.0%)

Loans to the non-financial public sector	3,707	3,483	2,372	6.4%	56.3%
Loans to the Central Bank	-	-	-	N/A	N/A
Total loans to the public sector	3,707	3,483	2,372	6.4%	56.3%

Total public sector exposure	3,074,849	2,994,930	4,230,598	2.7%	(27.3%)
Public sector exposure (Excl. BCRA)	3,041,289	2,949,597	3,770,694	3.1%	(19.3%)

% Public sector exposure (Excl. BCRA) / Assets	15.8%	17.1%	28.3%	(129)pbs	(1,256)pbs

*Deposits at the Central Bank used to comply with reserve requirements not included. Includes assets used as collateral.
**Securities denominated in foreign currency

In 2Q25, the total public sector exposure, excluding exposure to the Central Bank (BCRA), was $3.0 trillion, an increase of 3.1% or $91.7 billion QoQ and a decrease of 19.3% or $729.4 billion YoY. The QoQ increase is mainly due to a specific position in LEFIs at the end of the quarter, an instrument that was later removed from the market by the Treasury in July. There was also an increase in the position of dollar-linked bonds (USD-link).

The exposure to the public sector, excluding BCRA exposure, represents 15.8% of total assets, which is lower than the 17.1% in 1Q25 and 28.3% in 2Q24, in line with the progress of lending activity.

2Q25 Earnings Release	p.21

Deposits

TOTAL DEPOSITS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q25	1Q25	2Q24	QoQ	YoY
Total deposits	13,026,616	11,634,571	8,101,038	12.0%	60.8%
Non-financial Public Sector	126,092	119,101	251,445	5.9%	(49.9%)
Financial Sector	9,893	7,468	2,685	32.5%	268.5%
Non-financial private sector and residents abroad	12,890,631	11,508,002	7,846,908	12.0%	64.3%
Non-financial private sector and residents abroad - AR$	8,677,139	7,815,072	5,682,553	11.0%	52.7%
Checking accounts*	2,225,479	2,100,877	1,705,302	5.9%	30.5%
Savings accounts**	1,624,839	1,439,893	1,416,289	12.8%	14.7%
Time deposits	4,452,540	3,302,508	2,139,194	34.8%	108.1%
Investment accounts ***	330,128	919,884	382,081	(64.1%)	(13.6%)
Other	44,153	51,910	39,687	(14.9%)	11.3%
Non-financial private sector and res. abroad - Foreign Currency	4,213,492	3,692,930	2,164,355	14.1%	94.7%
Checking accounts*	944	617	706	53.0%	33.7%
Savings accounts**	3,807,841	3,427,931	1,995,556	11.1%	90.8%
Time deposits	392,533	253,122	154,620	55.1%	153.9%
Other	12,174	11,260	13,473	8.1%	(9.6%)

% of total portfolio in the private sector in AR$	67.3%	67.9%	72.4%	(60)pbs	(510)pbs
% of total portfolio in the private sector in Foregin Currency	32.7%	32.1%	27.6%	60 pbs	510 pbs

% of UVA Time deposits & Investment accounts / Total AR$ Time deposits & Investment accounts	0.8%	1.3%	0.0%	(43)pbs	83 pbs

*Includes interest-bearing checking accounts
**Includes special checking accounts
***Refers to callable time deposits

DEPOSITS TO THE NON-FINANCIAL PRIVATE SECTOR AND RES. ABROAD IN FOREIGN CURRENCY	BBVA ARGENTINA CONSOLIDATED
In millions of USD				∆ %
	2Q25	1Q25	2Q24	QoQ	YoY
FX rate*	1,194.08	1,073.88	911.80	11.2%	31.0%
Non-financial private sector and residents abroad - Foreign Currency (USD)	3,529	3,244	1,703	8.8%	107.2%
*Wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500, as of the end of period.

During 2Q25, total deposits reached $13.0 trillion, an increase of 12.0% or $1.4 trillion QoQ, and 60.8% or $4.93 trillion YoY.

Total private sector deposits in 2Q25 reached $12.9 trillion, marking an increase of 12.0% from 1Q25 and 64.3% from 2Q24.

Private non-financial sector deposits in pesos totaled $8.7 trillion, an increase of 11.0% compared to 1Q25 and 52.7% YoY. The QoQ variation is explained by a 34.8% increase in time deposits, which was negatively offset by a 64.1% drop in investment accounts.

Private non-financial sector deposits in foreign currency, expressed in pesos, increased by 14.1% QoQ and 94.7% YoY. This is mainly due to an 11.1% increase in savings accounts, followed by a 55.1% increase in time deposits. Foreign currency deposits expressed in USD increased by 8.8%.

2Q25 Earnings Release	p.22
PRIVATE DEPOSITS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q25	1Q25	2Q24	QoQ	YoY
Non-financial private sector and residents abroad	12,890,631	11,508,002	7,846,908	12.0%	64.3%
Sight deposits	7,715,430	7,032,488	5,171,013	9.7%	49.2%
Checking accounts*	2,226,423	2,101,494	1,706,008	5.9%	30.5%
Savings accounts**	5,432,680	4,867,824	3,411,845	11.6%	59.2%
Other	56,327	63,170	53,160	(10.8%)	6.0%
Time deposits	5,175,201	4,475,514	2,675,895	15.6%	93.4%
Time deposits	4,845,073	3,555,630	2,293,814	36.3%	111.2%
Investment accounts***	330,128	919,884	382,081	(64.1%)	(13.6%)

% of sight deposits over total private deposits	60.3%	61.5%	67.0%	(126)pbs	(670)pbs
% of time deposits over total private deposits	39.7%	38.5%	33.0%	126 pbs	670 pbs

*Includes interest-bearing checking accounts
**Includes special checking accounts
***Refers to callable time deposits

PRIVATE DEPOSITS - NON RESTATED FIGURES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$				∆ %
	2Q25	1Q25	2Q24	QoQ	YoY
Sight deposits	7,715,430	6,633,637	1,708,958	16.3%	351.5%
Time deposits	5,175,201	4,221,684	1,919,310	22.6%	169.6%
Total deposits	12,890,631	10,855,321	5,628,268	18.7%	129.0%

In nominal terms, BBVA Argentina managed to increase sight deposits, time deposits, and total deposits by 16.3%, 22.6%, and 18.7% respectively, surpassing quarterly inflation in every case.

As of 2Q25, the Bank's transactional deposits (checking and savings accounts) accounted for 58.8% of total private non-financial deposits, totaling $7.7 trillion, compared to 59.9% in 1Q25.

MARKET SHARE - PRIVATE SECTOR DEPOSITS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	2Q25	1Q25	2Q24	QoQ	YoY
Private sector Deposits - Consolidated*	9.64%	9.15%	7.50%	49 pbs	214 pbs

Based on daily BCRA information. Capital balance as of the last day of each quarter. There may be differences generated by the gap between the siscen BCRA information and published financial statements

2Q25 Earnings Release	p.23

Other Source of Funds

OTHER SOURCES OF FUNDS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q25	1Q25	2Q24	QoQ	YoY
Other sources of funds	3,734,818	3,560,205	3,268,303	4.9%	14.3%
Central Bank	389	294	197	32.3%	97.5%
Banks and international organizations	66,507	50,130	15,518	32.7%	328.6%
Financing received from local financial institutions	300,628	250,431	50,032	20.0%	n.m
REPOs	-	-	247,477	N/A	(100.0%)
Corporate bonds	432,192	272,675	15,408	58.5%	n.m
Equity	2,935,102	2,986,675	2,939,671	(1.7%)	(0.2%)

In 2Q25, the total amount from other source of funds was $3.7 trillion, an increase of 4.9% or $174.61 billion QoQ, and 14.3% or $466.52 billion YoY.

The QoQ change is mostly explained by a 58.5% increase in funding from corporate bonds. In 2Q25, BBVA Argentina continued to issue corporate bonds, Class 35 and Class 36, with maturities of one year or less.

Additionally, there was a 1.7% decrease in equity, which includes the negative effect of the dividend distribution declared at the Shareholders' Meeting in April 2025.

Liquid Assets

TOTAL LIQUID ASSETS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q25	1Q25	2Q24	QoQ	YoY
Total liquid assets	6,347,359	5,535,714	5,638,365	14.7%	12.6%
Cash and deposits in banks	3,314,124	2,598,269	2,022,506	27.6%	63.9%
Debt securities at fair value through P&L	624,294	450,534	351,174	38.6%	77.8%
Government securities	464,840	450,534	351,174	3.2%	32.4%
LEFIs	703	-	-	N/A	N/A
Net REPO transactions	-	-	141,328	N/A	(100.0%)
Other debt securities	2,398,135	2,483,910	3,112,955	(3.5%)	(23.0%)
Government securities	2,398,135	2,438,577	3,092,934	(1.7%)	(22.5%)
Liquidity bills of B. C. R. A.	-	45,333	20,021	(100.0%)	(100.0%)
Overnight transactios in foreign banks	10,806	3,001	10,402	260.1%	3.9%

Liquid assets / Total Deposits	48.7%	47.6%	69.6%	115 pbs	(2,087)pbs
Liquid assets / Total Deposits ARS	45.4%	43.8%	61.4%	161 pbs	(1,600)pbs
Liquid assets / Total Deposits USD	55.5%	55.4%	89.0%	12 pbs	(3,352)pbs

In 2Q25, the Bank's liquid assets reached $6.4 trillion, an increase of 14.7% or $811.7 billion QoQ, and 12.6% or $709.0 billion YoY. The increase is mainly due to a 27.6% rise in cash and deposits in banks, resulting from higher cash reserve requirements in pesos and the revaluation of foreign currency balances (which remained almost stable in nominal terms).

For the quarter, the liquidity ratio (liquid assets/total deposits) reached 48.7%. The liquidity ratio in local and foreign currency reached 45.4% and 55.5% respectively.

2Q25 Earnings Release	p.24

Solvency

MINIMUM CAPITAL REQUIREMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q25	1Q25	2Q24	QoQ	YoY
Minimum capital requirement	1,143,065	1,013,766	827,563	12.8%	38.1%
Credit risk	1,093,483	991,582	563,975	10.3%	93.9%
Market risk	26,816	5,720	2,993	368.8%	n.m
Operational risk	22,766	16,464	260,595	38.3%	(91.3%)

Integrated Capital - RPC (1)*	2,559,139	2,649,344	2,567,737	(3.4%)	(0.3%)
Ordinary Capital Level 1 ( COn1)	2,863,299	2,955,370	2,866,014	(3.1%)	(0.1%)
Deductible items COn1	(304,160)	(306,025)	(298,277)	0.6%	(2.0%)

Excess Capital
Integration excess	1,416,074	1,635,578	1,740,174	(13.4%)	(18.6%)
Excess as % of minimum capital requirement	123.9%	161.3%	210.3%	(3,745)pbs	(8,639)pbs

Risk-weighted assets (RWA, according to B.C.R.A. regulation) (2)	13,890,203	12,311,061	10,139,200	12.8%	37.0%

Regulatory Capital Ratio (1)/(2)	18.4%	21.5%	25.3%	(310)pbs	(690)pbs
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	18.4%	21.5%	25.3%	(310)pbs	(690)pbs

* RPC includes 100% of quarterly results

BBVA continues to show solid solvency indicators as of 2Q25. The capital ratio reached 18.4%, down from 21.5% in 1Q25. The excess capital integration over the regulatory requirement was $1.4 trillion, or 123.9%.

The QoQ drop in the ratio was due to a 12.8% increase in risk-weighted assets (RWA), which was higher than the 3.1% decrease in Common Equity Tier 1 (CET1) capital. This was driven by a rise in activity, which increased the RWA requirements. Additionally, the previously mentioned decline in equity is partly explained by the dividend distribution announced at the General Shareholders' Meeting in April.

2Q25 Earnings Release	p.25

BBVA Argentina Asset Management S.A.

MUTUAL FUNDS ASSETS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q25	1Q25	2Q24	QoQ	YoY
FBA Renta Pesos	2,876,645	3,263,161	2,413,459	(11.8%)	19.2%
FBA Ahorro Pesos	161,217	163,255	57,122	(1.2%)	182.2%
FBA Renta Fija Dólar I	147,702	121,403	-	21.7%	N/A
FBA Acciones Argentinas	83,438	113,905	107,254	(26.7%)	(22.2%)
FBA Horizonte	55,024	37,189	7,498	48.0%	n.m
FBA Bonos Argentina	39,136	31,707	19,771	23.4%	97.9%
FBA Renta Fija Plus	29,714	31,284	18,293	(5.0%)	62.4%
FBA Renta Mixta	13,121	16,372	9,928	(19.9%)	32.2%
FBA Renta Pública I	10,039	7,593	6,687	32.2%	50.1%
FBA Acciones Latinoamericanas	9,122	10,442	9,200	(12.6%)	(0.8%)
FBA Renta Fija Dólar Plus I	8,110	842	6	n.m	n.m
FBA Money Market Dólar	5,032	-	-	N/A	N/A
FBA Bonos Globales	11	12	21	(8.3%)	(47.6%)
FBA Horizonte Plus	10	11	15	(9.1%)	(33.3%)
FBA Retorno Total I	2	2	14
FBA Gestión I	-	-	103	N/A	(100.0%)
FBA Calificado	-	-	-	N/A	N/A
Total Equity	3,438,323	3,797,178	2,649,371	(9.5%)	29.8%

AMASAU Net Income	9,940	10,051	5,041	(1.1%)	97.2%

MARKET SHARE - MUTUAL FUNDS	BBVA ASSET MANAGEMENT
In %				∆ bps
	2Q25	1Q25	2Q24	QoQ	YoY
Mutual funds	5.16%	5.45%	4.60%	(29)pbs	85 pbs

Source: Cámara Argentina de Fondos Comunes de Inversión

2Q25 Earnings Release	p.26

Other Events

Main Relevant Events

•       Changes in First-Line Management. On June 13, 2025, changes were made to the First-Line Management, with Mr. Javier Lipuzcoa appointed as the new Director of Retail Banking. For more information, click here.

Dividend Payments

•       Installment 1 of 10: On June 17, 2025, the payment of the first of ten dividend installments was announced. For more information, click here.

•       Installment 2 of 10: On July 17, 2025, the payment of the second of ten dividend installments was announced. For more information, click here.

•       Installment 3 of 10: On August 14, 2025, the payment of the third of ten dividend installments was announced. For more information, click here

Recent Regulatory Changes

•       Time Deposits and Investments (Communication "A" 8246, 06/02/2025). Starting with deposits received on or after June 2, the regulations for deposits with the option of early cancellation in Units of Acquisitive Value (UVA) indexed to the CER - Law 25.827 are now void. Time deposits with an early cancellation option, expressed in UVA and received from individuals from this date, will have a minimum term of 90 days and will be governed by the provisions of point 2.3 of the updated text on Time Deposits and Investments. The key changes are: (i) they are no longer mandatory to offer, (ii) the minimum term is reduced from 180 to 90 days, (iii) the $5 million per client limit is removed, and (iv) the minimum rate of UVA + 1% is eliminated.

•       Minimum Cash Reserve (Communication "A" 8252, 06/06/2025). The Central Bank now allows the residual term of national public securities to be considered when meeting the minimum cash reserve requirement in pesos, as specified in the first paragraph of point 1.3.17 of the updated text.

•       Minimum Cash Reserve (Communication "A" 8263, 06/27/2025). Effective July 1, the Central Bank has suspended the daily minimum integration requirement in pesos that was stipulated in the updated text on Minimum Cash Reserve.

•       Minimum Cash Reserve (Communication "A" 8277, 07/11/2025). Financial institutions can transfer any excess average minimum cash reserve integration in pesos registered during the July to October 2025 periods to the following month's position. This transfer is not cumulative and is subject to decreasing limits (4%, 3%, 2%, and 1% of the period's requirement). The communication clarifies that if a transfer of the requirement has been made as planned, the adjusted minimum cash reserve requirement should be considered.

2Q25 Earnings Release	p.27

Glossary

•       Active clients: holders of at least one active product. Subgroup of total clients that comply with the requirements of being an account holder with a positive business volume in the last three months. Does not include joint account. Excludes clients with arreas. SMEs includes entrepreneurs.

•	APR: Annual Percentage Rate
•	APY: Annual Percentage Yield

•       Cost of Risk (accumulated): Year to date accumulated loan loss allowances / Average total loans.

•       Average total loans: average between previous year-end Total loans and other financing and current period Total loans and other financing.

•       Cost of Risk (quarterly): Current period Loan loss allowances / Average total loans. Average total loans: average between previous quarter-end Total loans and other financing and current period Total loans and other financing.

•       Coverage ratio: Quarterly allowances under the Expected Credit Loss model / total non-performing portfolio.

•       Digital clients: we consider a customer to be an active user of online banking when they have been logged at least once within the last three months using the internet or a cell phone and SMS banking.

•       Efficiency ratio (accumulated): Accumulated (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / Accumulated (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income+ Income from net monetary position).

•       Efficiency ratio (quarterly): (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income+ Income from net monetary position).

•       Financial margin: Net income from financial instruments at FV through P&L + Net loss from write-down of assets at amortized cost and fair value through OCI + Foreign exchange and gold gains

•       Liquidity Ratio: (Cash and deposits in banks + Debt securities at fair value through P&L (Excl. Private securities) + Net REPO transactions + Other debt securities (Excl. Private securities) + Overnight transactions in foreign banks/ Total Deposits.

•       Mobile clients: customers who have been active in online banking at least once in the last three months using a mobile device.

•       Net Interest Margin (NIM) – (quarterly): Quarterly Net Interest Income / Average quarterly interest earning assets.

•	Adjusted NIM: (Quarterly Net Interest Income - Net Monetary Position Results) / Average quarterly interest earning assets.

•       Public Sector Exposure (excl. BCRA): (National and Provincial Government public debt + Loans to the public sector + REPO transactions) / Total Assets.

•       ROA (accumulated): Accumulated net Income of the period attributable to owners of the parent / Total Average Assets. Total Average Assets is calculated as the average between total assets on December of the previous year and total assets in the current period, expressed in local currency. Calculated over a 365-day year.

2Q25 Earnings Release	p.28

•       ROA (quarterly): Net Income of the period attributable to owners of the parent / Total Average Assets. Total Average Assets is calculated as the average between total assets on the previous quarter-end and total assets in the current period, expressed in local currency. Calculated over a 365-day year.

•       ROE (accumulated): Accumulated net Income of the period attributable to owners of the parent / Average Equity attributable to owners of the parent. Average Equity is calculated as the average between equity in December of the previous year and equity in the current period, expressed in local currency. Calculated over a 365-day year.

•       ROE (quarterly): Net Income of the period attributable to owners of the parent / Average Equity attributable to owners of the parent. Average Equity is calculated as the average between equity on the previous quarter end and equity in the current period, expressed in local currency. Calculated over a 365-day year.

•       Spread: (Quarterly Interest Income / Quarterly average Interest-earning Assets) – (Quarterly Interest Expenses / Quarterly average interest-bearing liabilities).

Other terms

•       n.m.: not meaningful. Implies an increase above 500% and a decrease below -500%.

•       N/A: not applicable.

•       Bps: basis points.

2Q25 Earnings Release	p.29

Balance Sheet

BALANCE SHEET	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q25	1Q25	2Q24	QoQ	YoY
Assets
Cash and deposits in banks	3,314,124	2,598,269	2,022,506	27.6%	63.9%
Cash	822,127	1,194,098	994,414	(31.2%)	(17.3%)
Financial institutions and correspondents	2,480,826	1,402,379	1,017,798	76.9%	143.7%
BCRA	1,572,780	919,359	918,100	71.1%	71.3%
Other local and foreign financial institutions	908,046	483,020	99,698	88.0%	n.m
Other	11,171	1,792	10,294	n.m	8.5%
Debt securities at fair value through profit or loss	624,361	450,603	351,650	38.6%	77.6%
Derivatives	12,038	7,080	7,922	70.0%	52.0%
Repo transactions	-	-	388,805	N/A	(100.0%)
Other financial assets	193,782	512,734	215,140	(62.2%)	(9.9%)
Loans and other financing	11,153,841	9,624,625	5,318,719	15.9%	109.7%
Non-financial public sector	3,707	3,483	2,372	6.4%	56.3%
B.C.R.A	-	-	-	N/A	N/A
Other financial institutions	144,850	74,975	30,516	93.2%	374.7%
Non-financial private sector and residents abroad	11,005,284	9,546,167	5,285,831	15.3%	108.2%
Other debt securities	2,424,560	2,516,423	3,146,025	(3.7%)	(22.9%)
Financial assets pledged as collateral	355,070	339,460	644,433	4.6%	(44.9%)
Current income tax assets	85	47,948	63,191	(99.8%)	(99.9%)
Investments in equity instruments	15,329	14,745	13,104	4.0%	17.0%
Investments in subsidiaries and associates	31,821	28,077	25,322	13.3%	25.7%
Property and equipment	748,332	740,008	773,638	1.1%	(3.3%)
Intangible assets	88,504	82,467	80,553	7.3%	9.9%
Deferred income tax assets	34,719	50,475	35,065	(31.2%)	(1.0%)
Other non-financial assets	264,252	251,258	214,258	5.2%	23.3%
Non-current assets held for sale	3,636	3,636	2,136	-	70.2%
Total Assets	19,264,454	17,267,808	13,302,467	11.6%	44.8%
Liabilities
Deposits	13,026,616	11,634,571	8,101,038	12.0%	60.8%
Non-financial public sector	126,092	119,101	251,445	5.9%	(49.9%)
Financial sector	9,893	7,468	2,685	32.5%	268.5%
Non-financial private sector and residents abroad	12,890,631	11,508,002	7,846,908	12.0%	64.3%
Liabilities at fair value through profit or loss	423	-	272	N/A	55.5%
Derivatives	15,046	13,401	717	12.3%	n.m
Reverse REPO transactions	-	-	247,477	N/A	(100.0%)
Other financial liabilities	1,659,224	1,311,391	1,240,108	26.5%	33.8%
Financing received from the B.C.R.A. and other financial institutions	367,524	300,855	65,747	22.2%	459.0%
Corporate bonds issued	432,192	272,675	15,408	58.5%	n.m
Current income tax liabilities	16,971	22,023	5,766	(22.9%)	194.3%
Subordinated corporate bonds	-	-	-	N/A	N/A
Provisions	61,928	54,643	45,088	13.3%	37.3%
Deferred income tax liabilities	-	-	-	N/A	N/A
Other non-financial liabilities	749,428	671,574	641,175	11.6%	16.9%
Total Liabilities	16,329,352	14,281,133	10,362,796	14.3%	57.6%
Equity
Share Capital	613	613	613	-	-
Non-capitalized contributions	6,745	6,745	6,745	-	-
Capital adjustments	1,040,006	1,040,006	1,040,006	-	-
Reserves	1,761,474	1,457,815	1,457,815	20.8%	20.8%
Retained earnings	-	406,571	-	(100.0%)	N/A
Other accumulated comprehensive income	(68,286)	(60,009)	176,346	(13.8%)	(138.7%)
Income for the period	138,504	83,148	212,256	66.6%	(34.7%)
Equity attributable to owners of the Parent	2,879,056	2,934,889	2,893,781	(1.9%)	(0.5%)
Equity attributable to non-controlling interests	56,046	51,786	45,890	8.2%	22.1%
Total Equity	2,935,102	2,986,675	2,939,671	(1.7%)	(0.2%)
Total Liabilities and Equity	19,264,454	17,267,808	13,302,467	11.6%	44.8%

2Q25 Earnings Release	p.30

Balance Sheet – 5 Quarters

BALANCE SHEET	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted
	2Q25	1Q25	4Q24	3Q24	2Q24
Assets
Cash and deposits in banks	3,314,124	2,598,269	3,250,198	3,760,472	2,022,506
Cash	822,127	1,194,098	2,050,752	2,496,306	994,414
Financial institutions and correspondents	2,480,826	1,402,379	1,199,446	1,264,166	1,017,798
B.C.R.A	1,572,780	919,359	873,343	1,117,207	918,100
Other local and foreign financial institutions	908,046	483,020	326,103	146,959	99,698
Other	11,171	1,792	-	-	10,294
Debt securities at fair value through profit or loss	624,361	450,603	105,656	103,079	351,650
Derivatives	12,038	7,080	11,353	10,870	7,922
Repo transactions	-	-	-	-	388,805
Other financial assets	193,782	512,734	291,301	265,822	215,140
Loans and other financing	11,153,841	9,624,625	8,676,651	6,754,430	5,318,719
Non-financial public sector	3,707	3,483	1,110	2,517	2,372
B.C.R.A	-	-	-	-	-
Other financial institutions	144,850	74,975	67,066	51,940	30,516
Non-financial private sector and residents abroad	11,005,284	9,546,167	8,608,475	6,699,973	5,285,831
Other debt securities	2,424,560	2,516,423	2,873,488	3,186,952	3,146,025
Financial assets pledged as collateral	355,070	339,460	532,861	299,769	644,433
Current income tax assets	85	47,948	52,298	56,482	63,191
Investments in equity instruments	15,329	14,745	14,569	11,840	13,104
Investments in subsidiaries and associates	31,821	28,077	27,414	26,455	25,322
Property and equipment	748,332	740,008	744,155	729,062	773,638
Intangible assets	88,504	82,467	79,680	83,284	80,553
Deferred income tax assets	34,719	50,475	29,177	33,752	35,065
Other non-financial assets	264,252	251,258	254,878	283,361	214,258
Non-current assets held for sale	3,636	3,636	4,316	1,745	2,136
Total Assets	19,264,454	17,267,808	16,947,995	15,607,375	13,302,467
Liabilities
Deposits	13,026,616	11,634,571	11,428,738	10,605,564	8,101,038
Non-financial public sector	126,092	119,101	138,823	211,255	251,445
Financial sector	9,893	7,468	4,980	3,267	2,685
Non-financial private sector and residents abroad	12,890,631	11,508,002	11,284,935	10,391,042	7,846,908
Liabilities at fair value through profit or loss	423	-	-	148	272
Derivatives	15,046	13,401	4,441	7,614	717
Reverse Repo Transactions	-	-	-	-	247,477
Other financial liabilities	1,659,224	1,311,391	1,375,797	1,124,652	1,240,108
Financing received from the B.C.R.A. and other financial institutions	367,524	300,855	231,265	230,029	65,747
Corporate bonds issued	432,192	272,675	133,396	44,374	15,408
Current income tax liabilities	16,971	22,023	15,853	11,499	5,766
Subordinated corporate bonds	-	-	-	-	-
Provisions	61,928	54,643	54,209	45,494	45,088
Deferred income tax liabilities	-	-	-	-	-
Other non-financial liabilities	749,428	671,574	687,688	565,868	641,175
Total Liabilities	16,329,352	14,281,133	13,931,387	12,635,242	10,362,796
Equity
Share Capital	613	613	613	613	613
Non-capitalized contributions	6,745	6,745	6,745	6,745	6,745
Capital adjustments	1,040,006	1,040,006	1,040,006	1,040,006	1,040,006
Reserves	1,761,474	1,457,815	1,457,815	1,457,815	1,457,815
Retained earnings	-	406,571	-	-	-
Other accumulated comprehensive income	(68,286)	(60,009)	56,439	85,505	176,346
Income for the period	138,504	83,148	406,571	336,186	212,256
Equity attributable to owners of the Parent	2,879,056	2,934,889	2,968,189	2,926,870	2,893,781
Equity attributable to non-controlling interests	56,046	51,786	48,419	45,263	45,890
Total Equity	2,935,102	2,986,675	3,016,608	2,972,133	2,939,671
Total Liabilities and Equity	19,264,454	17,267,808	16,947,995	15,607,375	13,302,467

2Q25 Earnings Release	p.31

Balance Sheet – Foreign Currency

FOREIGN CURRENCY EXPOSURE	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q25	1Q25	2Q24	QoQ	YoY
Assets
Cash and deposits in banks	2,135,723	1,991,860	1,702,482	7.2%	25.4%
Debt securities at fair value through profit or loss	129,252	135	350,895	n.m	(63.2%)
Other financial assets	52,504	48,854	50,194	7.5%	4.6%
Loans and other financing	2,307,432	1,859,723	686,488	24.1%	236.1%
Other financial institutions	9,039	3	39	n.m	n.m
Non-financial private sector and residents abroad	2,298,390	1,859,716	686,439	23.6%	234.8%
Other debt securities	109,626	127,552	102,667	(14.1%)	6.8%
Financial assets pledged as collateral	115,152	105,788	51,676	8.9%	122.8%
Investments in equity instruments	1,018	882	806	15.4%	26.3%
Total foreign currency assets	4,850,707	4,134,794	2,945,208	17.3%	64.7%
Liabilities
Deposits	4,251,357	3,776,084	2,397,226	12.6%	77.3%
Non-Financial Public Sector	34,635	81,041	231,895	(57.3%)	(85.1%)
Financial Sector	3,230	2,114	977	52.8%	230.6%
Non-financial private sector and residents abroad	4,213,492	3,692,929	2,164,354	14.1%	94.7%
Other financial liabilities	177,116	141,887	170,065	24.8%	4.1%
Financing received from the B.C.R.A. and other financial institutions	102,376	58,109	15,675	76.2%	n.m
Corporate bonds issued	119,429	42,215	-	182.9%	N/A
Other non financial liabilities	110,653	116,079	77,682	(4.7%)	42.4%
Total foreign currency liabilities	4,760,931	4,134,374	2,660,648	15.2%	78.9%

Foreign Currency Net Position - AR$	89,776	420	284,560	n.m	(68.5%)

Foreign Currency Net Position - USD	75	0	276	n.m	(72.7%)
*Wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500, as of the end of period.

2Q25 Earnings Release	p.32

P&L – Quarterly

INCOME STATEMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q25	1Q25	2Q24	QoQ	YoY
Interest income	1,050,574	973,275	1,356,991	7.9%	-22.6%
Interest expense	(458,762)	(399,399)	(410,938)	-14.9%	-11.6%
Net interest income	591,812	573,876	946,053	3.1%	-37.4%
Fee income	176,520	191,486	164,143	-7.8%	7.5%
Fee expenses	(82,467)	(85,694)	(82,165)	3.8%	-0.4%
Net fee income	94,053	105,792	81,978	-11.1%	14.7%
Net income from financial instruments at fair value through P&L	47,051	34,137	43,216	37.8%	8.9%
Net loss from write-down of assets at amortized cost and fair value through OCI	(294)	84,961	19,058	-100.3%	-101.5%
Foreign exchange and gold gains	54,216	8,623	28,353	n.m	91.2%
Other operating income	37,590	41,143	39,961	-8.6%	-5.9%
Loan loss allowances	(144,524)	(101,593)	(57,930)	-42.3%	-149.5%
Net operating income	679,904	746,939	1,100,689	-9.0%	-38.2%
Personnel benefits	(141,785)	(128,474)	(152,882)	-10.4%	7.3%
Administrative expenses	(147,656)	(155,145)	(163,300)	4.8%	9.6%
Depreciation and amortization	(23,587)	(22,029)	(25,011)	-7.1%	5.7%
Other operating expenses	(170,037)	(143,663)	(136,734)	-18.4%	-24.4%
Operating expenses	(483,065)	(449,311)	(477,927)	-7.5%	-1.1%
Operating income	196,839	297,628	622,762	-33.9%	-68.4%
Income from associates and joint ventures	4,035	784	3,471	414.7%	16.2%
Income from net monetary position	(111,015)	(158,641)	(377,574)	30.0%	70.6%
Income before income tax	89,859	139,771	248,659	-35.7%	-63.9%
Income tax	(30,243)	(53,256)	(91,270)	43.2%	66.9%
Income for the period	59,616	86,515	157,389	-31.1%	-62.1%
Owners of the parent	55,356	83,148	154,769	-33.4%	-64.2%
Non-controlling interests	4,260	3,367	2,620	26.5%	62.6%

Other comprehensive Income (1)	(8,277)	(116,448)	(146,051)	92.9%	94.3%
Total comprehensive income	51,339	(29,933)	11,338	271.5%	352.8%
(1) Net of Income Tax.

2Q25 Earnings Release	p.33

P&L – 5 Quarters

INCOME STATEMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted
	2Q25	1Q25	4Q24	3Q24	2Q24
Interest income	1,050,574	973,275	992,888	945,169	1,356,991
Interest expense	(458,762)	(399,399)	(437,563)	(372,901)	(410,938)
Net interest income	591,812	573,876	555,325	572,268	946,053
Fee income	176,520	191,486	158,669	165,706	164,143
Fee expenses	(82,467)	(85,694)	(87,340)	(77,255)	(82,165)
Net fee income	94,053	105,792	71,329	88,451	81,978
Net income from financial instruments at fair value through P&L	47,051	34,137	44,193	36,478	43,216
Net loss from write-down of assets at amortized cost and fair value through OCI	(294)	84,961	86,269	68,812	19,058
Foreign exchange and gold gains	54,216	8,623	9,338	8,283	28,353
Other operating income	37,590	41,143	41,186	36,281	39,961
Loan loss allowances	(144,524)	(101,593)	(96,855)	(51,296)	(57,930)
Net operating income	679,904	746,939	710,785	759,277	1,100,689
Personnel benefits	(141,785)	(128,474)	(166,836)	(125,257)	(152,882)
Administrative expenses	(147,656)	(155,145)	(162,111)	(153,352)	(163,300)
Depreciation and amortization	(23,587)	(22,029)	(29,056)	(20,569)	(25,011)
Other operating expenses	(170,037)	(143,663)	(163,146)	(94,504)	(136,734)
Operating expenses	(483,065)	(449,311)	(521,149)	(393,682)	(477,927)
Operating income	196,839	297,628	189,636	365,595	622,762
Income from associates and joint ventures	4,035	784	930	427	3,471
Income from net monetary position	(111,015)	(158,641)	(177,666)	(211,990)	(377,574)
Income before income tax	89,859	139,771	12,900	154,032	248,659
Income tax	(30,243)	(53,256)	61,544	(30,671)	(91,270)
Income for the period	59,616	86,515	74,444	123,361	157,389
Owners of the parent	55,356	83,148	70,386	123,930	154,769
Non-controlling interests	4,260	3,367	4,058	(569)	2,620

Other comprehensive Income (OCI)(1)	(8,277)	(116,448)	(29,973)	(90,894)	(146,051)
Total comprehensive income	51,339	(29,933)	44,471	32,467	11,338
(1) Net of Income Tax.

Ratios

QUARTERLY ANNUALIZED RATIOS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	2Q25	1Q25	2Q24	QoQ	YoY
Profitability
Efficiency Ratio	56.5%	56.3%	55.3%	20 pbs	120 pbs
ROA	1.2%	2.0%	4.7%	(80)pbs	(350)pbs
ROE	7.6%	11.4%	19.5%	(380)pbs	(1,190)pbs
Liquidity
Liquid assets / Total Deposits	48.7%	47.6%	69.6%	115 pbs	(2,087)pbs
Capital
Regulatory Capital Ratio	18.4%	21.5%	25.3%	(310)pbs	(690)pbs
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	18.4%	21.5%	25.3%	(310)pbs	(690)pbs
Asset Quality
Total non-performing portfolio / Total portfolio	2.28%	1.38%	1.18%	91 pbs	111 pbs
Allowances /Total non-performing portfolio	115.15%	164.32%	165.50%	(4,917)pbs	(5,035)pbs
Cost of Risk	5.44%	4.40%	4.72%	104 pbs	72 pbs

2Q25 Earnings Release	p.34
ACCUMULATED ANNUALIZED RATIOS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	2Q25	1Q25	2Q24	QoQ	YoY
Profitability
Efficiency Ratio	56.4%	56.3%	59.9%	10 pbs	(350)pbs
ROA	1.5%	2.0%	3.0%	(50)pbs	(150)pbs
ROE	9.6%	11.4%	13.3%	(180)pbs	(370)pbs
Liquidity
Liquid assets / Total Deposits	48.7%	47.6%	69.6%	115 pbs	(2,087)pbs
Capital
Regulatory Capital Ratio	18.4%	21.5%	25.3%	(310)pbs	(690)pbs
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	18.4%	21.5%	25.3%	(310)pbs	(690)pbs
Asset Quality
Total non-performing portfolio / Total portfolio	2.28%	1.38%	1.18%	91 pbs	111 pbs
Allowances /Total non-performing portfolio	115.15%	164.32%	165.50%	(4,917)pbs	(5,035)pbs
Cost of Risk	4.66%	4.40%	4.17%	25 pbs	49 pbs

About BBVA Argentina

BBVA Argentina S.A. (NYSE; MAE; BYMA: BBAR; Latibex: XBBAR) is a subsidiary of the BBVA Group, its main shareholder since 1996. In Argentina, it has been one of the leading financial institutions since 1886. BBVA Argentina offers retail and corporate banking to a wide client base, including individuals, SMEs, and large corporations.

BBVA's strategy is to support its clients' ambition to go further. This is achieved through constant and empathetic support during key moments, recognizing the inner strength that drives people. The value proposition focuses on anticipation and innovation to be the ideal partner that helps clients reach their goals.

Investor Relations Contacts

Carmen Morillo Arroyo -Chief Financial Officer

Diego Cesarini - Head of ALM & Investor Relations

Belén Fourcade - Investor Relations Manager

investorelations-arg@bbva.com

ir.bbva.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco BBVA Argentina S.A.
Date:	August 20, 2025	By:	/s/ Carmen Morillo Arroyo
			Name:	Carmen Morillo Arroyo
			Title:	Chief Financial Officer